SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

COUNSEL CORPORATION

(Translation of registrant’s name into English)

Exchange Tower, Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]  No [X]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]  No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Counsel Corporation

By:	/s/ Allan C. Silber

Name: Allan C. Silber
Title: Chief Executive Officer

Date:	November 25, 2003

COUNSEL CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

December 31, 2002

(All dollar amounts are in thousands of US dollars, except per share amounts)

INTRODUCTION

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Counsel Corporation (“Counsel”, or the “Company”) for the year ended December 31, 2002 and its financial condition as at December 31, 2002. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the guidance of the Canadian Institute of Public and Private Real Estate companies (“CIPREC”) and should be read in conjunction with the consolidated financial statements and notes thereto. Note 23 of the financial statements includes a reconciliation of Canadian GAAP net loss to net loss determined under generally accepted accounting principles in the United States (“U.S. GAAP”).

Restatement

Acceris Communications Partners, a division of I-Link Incorporated (“I-Link”), one of the Company’s subsidiaries, commenced the sale of a network service offering in November 2002 and ceased offering the service on July 23, 2003. Revenue from this network service offering was recorded as an element of telecommunication services. In the second quarter of 2003, I-Link determined that collectibility of the amounts billed to customers for this service was not reasonably determinable at the time of billing. Accordingly, I-Link has retroactively changed its method of accounting for revenues from this network service offering from the accrual method to recognition of revenue when actual cash collections to be retained by it are finalized. Under the agreement with the local exchange carriers, cash collections remitted to I-Link are subject to adjustment generally within two to four months. Associated with this change in the timing of revenue recognition, related commissions (included in selling, general and administrative expense) and related estimated bad debt expenses based upon the accrual method of accounting, have been reversed. All other direct expenses such as telecommunications network expenses are expensed as incurred and totaled $1,994 in the fourth quarter of 2002. Commission expense will be recognized when amounts owing can be reasonably estimated. The effect of this change is to increase in the Company’s net loss for the fourth quarter and year ended December 31, 2002 by $3,504 or $0.16 per share. I-Link anticipates recognizing revenue from this program commencing in the second quarter, third quarter and fourth quarter of 2003.

The effect of this change is set out in the following table:

For the twelve months
ended
December 31, 2002

$
Net loss as originally reported	(25,427)
Reduction of telecommunication services revenue	(5,158)
Reduction of provision for doubtful accounts	332
Reduction of selling, general and administrative expenses	1,322

Net loss as restated	(28,931)

Net loss per share as originally reported	(1.28)

Net loss per share as restated	(1.44)

The effect on the balance sheet is as follows:

	Original		Restated
	December 31, 2002	Adjustment	December 31, 2002

	$	$	$
Accounts receivable	22,184	(4,827)	17,357
Accrued liabilities	22,215	(1,323)	20,892
Shareholders’ Equity	8,388	(3,504)	4,884

Forward-looking information

This MD&A contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, technological change and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results and financial position. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Definitions

The Company’s analysis of financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are set out in the Company’s audited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest, taxes, equity in losses and minority interests. It is important to note that operating income (loss) is not a measure of performance under Canadian or U.S. GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Operating income (loss) does not have a standardized meaning prescribed by generally accepted accounting principles and is not necessarily comparable to similar measures presented by other companies.

     Certain comparative figures have been reclassified to conform to the current year’s presentation.

OVERVIEW

Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

     The Company marked its entry into the communications sector in March 2001 when it acquired a majority equity position in I-Link Incorporated (“I-Link”). I-Link is a supplier of voice, data and enhanced communications products and services. I-Link operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States and long distance voice and data services to small to medium sized businesses in the United States. I-Link also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

     The Company entered the real estate sector in 2002, when it completed the acquisition of five income producing properties, consisting of approximately 730,000 square feet.

     Counsel has continued to focus its business strategy by exiting or completing formal plans of disposal to exit all other operating segments in 2002. In 2002, the Company decided to cease funding its portfolio investments, exited the medical products and services segment, allowed dilution to occur in its technology business and has adopted a plan to exit its seniors living business by way of sale of its long-term care facilities, which it expects to occur in 2003.

     In 2002, I-Link, the Company’s communications platform, completed a formal plan of disposal for its domestic Voice over Internet Protocol (“VoIP”) network business. The sale of this business unit is currently under contract to Buyers United, Inc. (“BUI”). The Company expects that the sale of this business will be completed in the second quarter of 2003.

     As part of the refocusing of Counsel in 2002, the Company closed its New York office and ended its affiliation with

Springwell Capital Partners (“Springwell”). Many difficult decisions were taken in 2002 that are expected to assist the Company to return to profitability in 2003.

A summary of significant events during the year:

•	Resolved the Bergen Brunswig Corporation claim against the Company on the 1999 sale of Stadtlander Drug Company with the claim being dismissed. Resolving this matter eliminated a significant burden on the Company’s management, allowing it to focus on the execution of its strategy.

•	Disposed of its remaining shares of Bergen for a gain of $26,573.

•	Exited the medical products and services segment.

•	Ceased further investment in the technology sector.

•	Initiated a formal plan of disposal for its long-term care facilities.

•	Reorganized its communications platform.

•	Entered the real estate development and commercial income producing property segment with its acquisition of five income producing properties and a development property.

•	Strengthened its management team with the addition of a new Chief Financial Officer, an Executive Vice President and a new Director of Taxation.

CRITICAL ACCOUNTING POLICIES

The financial statements of Counsel are prepared in conformity with a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in Note 3 to the consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to Counsel are discussed below.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

     The most significant estimates relate to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment and intangible assets. Management makes significant estimates related to the measurement of obligations and the timing of the related cash flows, particularly related to accrued liabilities and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

     Actual results could differ materially from those estimates in the near term.

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenues from billings for services rendered where collectibility is not determinable, are recognized when the final cash collections to be retained by the Company are finalized.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancelable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenue is recognized ratably over the term of the related agreements. When a license of technology requires continued support or involvement of I-Link, contract revenue is spread over the period of the required support or involvement. In the event that collectibility is in question, revenue (deferred or recognized) is recorded only to the extent of cash receipts.

Valuation of portfolio investments

Portfolio investments represent investments in publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost; earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in the consolidated financial statements.

Valuation of intangible assets

Effective 2002, companies are no longer permitted to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually based on a comparison of a reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. Under Canadian GAAP, goodwill is to be tested for impairment within six months of adoption as of the beginning of the fiscal year.

     Intangible assets are recorded at fair value upon acquisition and finite-life intangible assets are amortized on a straight-line basis over the estimated useful life of one to five years (See Note 10 in the December 31, 2002 financial statements).

     On an ongoing basis, management reviews the carrying value of intangible assets and the amortization of finite-life intangible assets, taking into consideration any events and circumstances that might have impaired their carrying value. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Valuation of income producing properties

Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the carrying value at which a property is reported assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming reasonable market conditions.

Income taxes

Counsel operates throughout North America and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of operations is based on a number of different estimates made by management. The effective tax rate can change from year to year based on the mix of income or loss among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on the balance sheet. The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carryforwards and the future tax depreciation of capital assets is assessed at each quarter-end and a valuation allowance may be established or modified. Changes in the amount of the valuation allowance required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Material changes in income tax assets, liabilities, expense and recoveries may occur in the short term.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets out the Company’s consolidated results of operations for each of the three years and eight quarters ended December 31, 2002 under the basis of presentation utilized in its Canadian GAAP financial statements.

	Unaudited

	2001	2001	2001	2001
	Q1	Q2	Q3	Q4

	$	$	$	$
Revenues
United States
Acceris Partners	—	5,932	20,971	22,386
Acceris Solutions	—	—	—	—
Acceris Technologies	470	1,420	1,420	1,420

	470	7,352	22,391	23,806
Canada
Real estate	—	—	—	11

	470	7,352	22,391	23,817
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	—	5,315	15,728	14,503
Income producing properties	—	—	—	—
Selling, general and administrative	3,183	7,340	11,496	22,331
Research and development	896	524	435	307
Provision for doubtful accounts	—	131	305	403
Depreciation and amortization	636	1,978	3,674	2,561

Operating loss before undernoted items	(4,245)	(7,936)	(9,247)	(16,288)
Gains and other income:
Short-term investments	8,726	2,173	26,861	5,000
Portfolio investment	—	—	—	64
Sale of subsidiary	—	—	—	589
Retirement of debt	—	—	—	1,093
Other	—	—	—	—
Impairments and other losses:
Portfolio investments	—	(7,036)	(8,379)	(3,925)
Write-down of short-term investments	—	(1,833)	(122)	(2)
Other	—	—	—	—
Equity interests in significantly influenced companies	(2,286)	(2,535)	(761)	—
Interest income	1,271	518	327	529
Interest expense	(268)	(869)	(676)	(704)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	3,198	(17,518)	8,003	(13,644)

Income taxes	2,477	2,952	9,211	5,261
Non-controlling interest	(325)	(930)	(244)	(39)

Earnings (loss) from continuing operations	1,046	(19,540)	(964)	(18,866)
Discontinued operations:
Medical operations	(797)	(1,077)	(1,838)	(1,607)
Communications	(1,284)	(4,674)	(13,275)	(4,197)
Long-term care operations	(217)	13	3,304	(1,043)
Pharmaceutical products operations	—	—	—	4,519
Pharmacy services operations	—	—	—	(1,716)
Home health care operations	—	—	—	—

Net earnings (loss)	(1,252)	(25,278)	(12,773)	(22,910)

Weighted average number of common shares outstanding (in thousands)	23,460	22,906	22,903	22,858
Basic earnings (loss) per share from:
Continuing operations	0.01	(0.89)	(0.08)	(0.86)
Discontinued operations	(0.10)	(0.24)	(0.51)	(0.18)

Net basic earnings (loss) per share	(0.09)	(1.13)	(0.59)	(1.04)

Diluted earnings (loss) per share from:
Continuing operations	0.01	(0.89)	(0.08)	(0.86)
Discontinued operations	(0.05)	(0.24)	(0.51)	(0.18)

Net diluted earnings (loss) per share	(0.04)	(1.13)	(0.59)	(1.04)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unaudited

				Restated (1)
	2002	2002	2002	2002
	Q1	Q2	Q3	Q4

	$	$	$	$
Revenues
United States
Acceris Partners	22,811	20,984	19,834	20,076
Acceris Solutions	—	—	—	1,547
Acceris Technologies	1,581	888	321	47

	24,392	21,872	20,155	21,670
Canada
Real estate	75	78	1,486	1,704

	24,467	21,950	21,641	23,374
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	13,273	12,237	10,973	14,453
Income producing properties	—	—	502	946
Selling, general and administrative	12,392	9,865	10,675	12,805
Research and development	382	465	317	235
Provision for doubtful accounts	1,357	1,251	1,118	2,273
Depreciation and amortization	1,684	1,592	1,760	2,079

Operating loss before undernoted items	(4,621)	(3,460)	(3,704)	(9,417)
Gains and other income:
Short-term investments	26,621	879	162	405
Portfolio investment	—	—	—	—
Sale of subsidiary	—	—	—	—
Retirement of debt	—	—	—	—
Other	—	—	—	782
Impairments and other losses:
Portfolio investments	—	—	(640)	—
Write-down of short-term investments	(136)	(2,656)	(1,139)	(80)
Other	—	(64)	501	(1,159)
Equity interests in significantly influenced companies	—	—	—	—
Interest income	123	146	83	49
Interest expense	(654)	(713)	(834)	(801)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	21,333	(5,868)	(5,571)	(10,221)

Income taxes	11,005	465	438	(2,253)
Non-controlling interest	—	—	—	—

Earnings (loss) from continuing operations	10,328	(6,333)	(6,009)	(7,968)
Discontinued operations:
Medical operations	(843)	3	(799)	(1,213)
Communications	(3,099)	(4,580)	(1,463)	(3,366)
Long-term care operations	4	76	3	(1,007)
Pharmaceutical products operations	—	(410)	(88)	(209)
Pharmacy services operations	—	—	—	(1,958)
Home health care operations	—	—	—	—

Net earnings (loss)	6,390	(11,244)	(8,356)	(15,721)

Weighted average number of common shares outstanding (in thousands)	22,411	22,312	22,131	21,928
Basic earnings (loss) per share from:
Continuing operations	0.43	(0.32)	(0.31)	(0.40)
Discontinued operations	(0.18)	(0.20)	(0.11)	(0.35)

Net basic earnings (loss) per share	0.25	(0.52)	(0.42)	(0.75)

Diluted earnings (loss) per share from:
Continuing operations	0.21	(0.32)	(0.31)	(0.40)
Discontinued operations	(0.08)	(0.20)	(0.11)	(0.35)

Net diluted earnings (loss) per share	0.13	(0.52)	(0.42)	(0.75)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

			Restated (1)
	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenues
United States
Acceris Partners	—	49,289	83,705
Acceris Solutions	—	—	1,547
Acceris Technologies	—	4,730	2,837

	—	54,019	88,089
Canada
Real estate	—	11	3,343

	—	54,030	91,432
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	—	35,546	50,936
Income producing properties	—	—	1,448
Selling, general and administrative	6,300	44,350	45,737
Research and development	—	2,162	1,399
Provision for doubtful accounts	—	839	5,999
Depreciation and amortization	205	8,849	7,115

Operating loss before undernoted items	(6,505)	(37,716)	(21,202)
Gains and other income:
Short-term investments	28,256	42,760	28,067
Portfolio investment	3,693	64	—
Sale of subsidiary	—	589	—
Retirement of debt	—	1,093	—
Other	—	—	782
Impairments and other losses:
Portfolio investments	(2,581)	(19,340)	(640)
Write-down of short-term investments	(22,031)	(1,957)	(4,011)
Other	(850)	—	(722)
Equity interests in significantly influenced companies	(9,547)	(5,582)	—
Interest income	2,520	2,645	401
Interest expense	(752)	(2,517)	(3,002)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(7,797)	(19,961)	(327)

Income taxes	6	19,901	9,655
Non-controlling interest	—	(1,538)	—

Earnings (loss) from continuing operations	(7,791)	(38,324)	(9,982)
Discontinued operations:
Medical operations	(3,838)	(5,319)	(2,852)
Communications	—	(23,430)	(12,508)
Long-term care operations	252	2,057	(924)
Pharmaceutical products operations	(32,419)	4,519	(707)
Pharmacy services operations	(1,035)	(1,716)	(1,958)
Home health care operations	(602)	—	—

Net earnings (loss)	(45,433)	(62,213)	(28,931)

Weighted average number of common shares outstanding (in thousands)	24,860	23,030	22,195
Basic earnings (loss) per share from:
Continuing operations	(0.43)	(1.80)	(0.59)
Discontinued operations	(1.52)	(1.04)	(0.85)

Net basic earnings (loss) per share	(1.95)	(2.84)	(1.44)

Diluted earnings (loss) per share from:
Continuing operations	(0.43)	(1.80)	(0.59)
Discontinued operations	(1.52)	(1.04)	(0.85)

Net diluted earnings (loss) per share	(1.95)	(2.84)	(1.44)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

Operating losses

The Company suffered significant operating losses from continuing operations in each of the last three years.

     In 2000, operating losses of $6.5 million were attributable to the cost of providing management services to the Company’s operating and portfolio investments, including the businesses reported as discontinued operations in the current year’s presentation. The Company does not follow the practice of allocating corporate management services costs to its operating units.

     In 2001, operating losses increased primarily as a result of the Company’s entry into the communications sector. The Company acquired a majority equity position in a VoIP technology licensing convergence business, I-Link, a public company, and acquired certain assets out of the bankruptcy of WorldxChange Communications, a long distance telephone services provider.

     In 2002, operating losses declined as WorldxChange began to generate positive operating income prior to the recognition of costs of $1,994 relating to a network service offering introduced in the fourth quarter of 2002, for which revenue is being recognized on an unencumbered cash basis. Technology licensing was also restructured in 2002 to reduce its cost structure. The impact of these changes was enhanced by the Company’s entry, in the third quarter of 2002, into the profitable real estate segment. Offsetting these improvements was the operating loss incurred as a result of the December 2002 acquisition of certain assets out of the RSL USA Inc. bankruptcy, an operation from which the Company expects to generate operating income in 2003.

     In 2003, all three communications segments, defined below, are expected to produce positive operating income and the Company’s real estate business is expected to continue to generate positive operating income.

     In 2002, the segments from continuing operations under communications are: Acceris Communications Partners, Acceris Communications Solutions, and Acceris Communications Technologies. The Company also presents real estate and corporate as reportable segments. Each segment is discussed below.

Gains and other income

In 2002, the Company completed the liquidation of its shares of AmeriSourceBergen Corp. (“Bergen”) and realized a gain of $26,573 (2001 — $42,578; 2000 — $27,153). These shares were received as partial consideration for the sale of the Company’s pharmacy services operations in January 1999, for which the Company recorded an impairment charge of $142,084 in 1999 and $21,888 in 2000.

     There have been no significant sales of portfolio investments in the past two years. In 2000, the Company sold one investment recording a gain of $3,647. It is the Company’s strategy to monetize its portfolio investments, once sufficient liquidity returns to the markets of its investments. Liquidity is not expected in 2003.

     In 2001, the Company sold a subsidiary, Nexbell Communications Inc. (“Nexbell”), to an unrelated party. At the time of the sale, Nexbell’s liabilities exceeded its assets and accordingly, the amount of such excess, totaling $589, was recorded as a gain on sale of the subsidiary.

     In 2001, a gain on the extinguishment of debt was recorded. Nexbell was in default on two leases and at the time of settlement the Company was liable for $1,273. The liability was settled for $180, resulting in a gain on the retirement of debt in the amount of $1,093.

     In 2002, other gains of $782 were recorded due to the settlement of certain liabilities.

Impairments and other losses

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. Investments are carried at the lower of cost and market value. The Company recorded impairments on short-term investments of $4,011 in 2002, $1,957 in 2001 and $22,031 in 2000. The most significant impairment in 2000 pertains to Bergen which totalled $21,888. The Company received Bergen shares as partial consideration for the sale of its pharmacy services operations. The Company’s ability to liquidate its Bergen shares was subject to the sale agreement, which phased in permitted sales over an 18 month period following the sale.

     The Company invested in early stage technology companies prior to 2002. The reduction in financing available to early stage organizations has affected the growth potential of the various investments. As a result of recurring losses on these investments, impairment charges on these investments were recorded by the Company. The Company no longer provides funding to any of its portfolio investments. The Company has recorded impairments of certain portfolio investments of $640 in 2002, $19,340 in 2001 and $2,581 in 2000. The Company plans to monetize these portfolio investments, on acceptable terms, as liquidity comes back to these companies’ markets. Liquidity is not expected in 2003.

     The Company recorded other losses of $722 in 2002 pertaining primarily to the termination of its affiliation with Springwell. In 2000, the Company recorded losses of $850 relating to acquisition investigation costs for transactions which the Company did not close.

Interest income and expense

Interest income was consistent in 2000 and 2001, declining in 2002. In 2001, the Company made advances to fund acquisitions of its communications platform and to fund the operations of its subsidiaries. In 2002, the Company continued funding the operations of its communications platform, including the funding of the RSL acquisition and acquired a real estate business. These acquisitions and investments reduced the cash position of the Company, resulting in a reduction of interest income.

     Interest expense was $752 in 2000, $2,517 in 2001 and $3,002 in 2002. The increase in 2001 is primarily due to the mid-year acquisition of a long distance services business by I-Link’s wholly owned subsidiary, WorldxChange Corp. (“WxC”), particularly the inclusion of the interest charges on capital leases at WxC. The increase in 2002 reflects a full year inclusion of interest on the capital leases at WxC, the addition of an asset backed credit facility, and interest on mortgages and debt assumed on entry into the real estate segment. The convertible debentures of Counsel are a hybrid financial instrument, which contains both debt and equity elements. Under Canadian GAAP, the majority of the interest costs associated with the debentures is recorded as a charge to equity and thus, excluded from interest expense reported by the Company. (See note 12(d) to the consolidated financial statements of the Company.)

Income taxes

The Company has significant operating and capital losses available to reduce future income tax expense. A significant amount of the future income tax assets resulting from these losses has been offset by a valuation allowance due to uncertainties associated with their utilization, given the large losses incurred by the Company in recent years. There is significant uncertainty as to when such liabilities will convert to cash liabilities or will be determined as no longer required by the Company.

Equity in losses of significantly influenced companies

In 2000 and 2001, the Company had several investments over which it had significant influence. In 2002, the Company ceased to have significant influence over all of these investments and adopted the cost method of accounting due to this change in circumstance. The equity interests in 2000 and 2001 resulted in charges to the Company due to the fact that significantly influenced companies were not profitable.

Discontinued operations

The Company disposes of operating segments from time to time.

     In the second quarter of 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding the disposition of its pharmaceutical products business in 2001. During the course of the settlement, the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company has assessed the impact of this dispute and has written down its receivable from the purchaser to reflect the related collection risk.

     In the second quarter of 2002, the Company completed the sale of its investment in shares of Bergen which were received as partial consideration for the sale of its pharmacy services business in 1999. Losses from discontinued operations for the pharmacy services business in 2000, 2001 and 2002, relate primarily to litigation costs to settle the dispute with Bergen Brunswig Corporation.

     In the third quarter of 2002, the Company adopted a formal plan of disposal and entered into an agreement for the disposition of its medical products segment, which closed on October 4, 2002.

     During the fourth quarter of 2002, the Company adopted formal plans of disposal for its long-term care facilities as well as the VoIP network operations of its communications business. The long-term care facilities are expected to be sold in 2003, while on December 10, 2002 the Company entered into an agreement to sell its VoIP network operations to BUI. This transaction is expected to close in the second quarter of 2003.

Net loss

The Company suffered a significant net loss in each of the last three years. Net losses were $45,433, $62,213 and $28,931 in 2000, 2001 and 2002 respectively. In 2000, losses primarily related to write-downs on the Bergen shares acquired on the sale of the pharmacy services operations and the operating results of the pharmaceutical products business. In 2001, losses primarily related to write-down of early stage technology and Internet companies (portfolio investments) and to the operating losses of the Company’s communications platform. In 2002, continued operating losses of the communications platform contributed to much of the net loss. Gains on the sale of short-term investments, primarily Bergen shares, were $27,153 in 2000, $42,578 in 2001 and $26,573 in 2002 and significantly reduced the net loss from operations over the last three years. All Bergen shares were disposed of by the end of 2002. Short-term investments have unrealized gains as at December 31, 2002 of $1,591.

     The Company expects to generate net income in 2003. The Company sold, curtailed, and reorganized its unprofitable operations in 2002, has plans in place to make its December 2002 acquisition of the enterprise business of RSL COM U.S.A. Inc. (“RSL”) self sufficient within 12 months, expects all of its operating segments to be contributing positively to operating income in 2003 and to realize a gain on the disposition of its long-term care facilities.

Segment Analysis:

The continuing operating segments of the Company for communications are: Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies. Real estate and corporate segments are reported and analyzed separately. The Company believes that providing business segment operations on a rolling eight quarter basis supplemented by commentary provides meaningful information for users of the consolidated financial statements.

Acceris Communications Partners

	Unaudited

								Restated (1)
	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
United States	—	5,932	20,971	22,386	22,811	20,984	19,834	20,076

	—	5,932	20,971	22,386	22,811	20,984	19,834	20,076
Operating costs and expenses
Telecommunication costs	—	5,315	15,728	14,503	13,273	12,237	10,973	13,262
(exclusive of depreciation shown below)
Selling, general and administrative	—	961	5,880	13,717	7,698	6,179	5,717	7,890
Provision for doubtful accounts	—	131	305	403	1,357	1,251	1,118	2,240
Depreciation and amortization	—	328	1,149	809	980	977	966	1,133

Operating income/(loss)	—	(803)	(2,091)	(7,046)	(497)	340	1,060	(4,449)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

			Restated (1)
	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
United States	—	49,289	83,705

	—	49,289	83,705
Operating costs and expenses
Telecommunication costs	—	35,546	49,745
(exclusive of depreciation shown below)
Selling, general and administrative	—	20,558	27,484
Provision for doubtful accounts	—	839	5,966
Depreciation and amortization	—	2,286	4,056

Operating income/(loss)	—	(9,940)	(3,546)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

Acceris Communications Partners’ business includes the operations acquired by WxC in June 2001 and the assets used to provide long distance and other voice services to small businesses and the consumer/residential market (“A&R” business) of RSL, which were acquired in December 2002. Acceris Communications Partners is a facilities based telecommunications provider in the retail long distance market. In 2000, the Company did not operate in this segment.

     Acceris Communications Partners accounted for $83,705 of telecommunications services revenue in 2002 and $49,289 in 2001. Excluded from telecommunication services revenue is approximately $4.8 million related to services rendered through December 31, 2002 that have not been recognized as revenues because of uncertainty related to the ultimate cash collection. This revenue relates to a network service offering introduced in November 2002 that it ceased to offer on July 23, 2003. Net cash receipts from this network service offering will be recognized as revenue in future periods, beginning in the second quarter of 2003, when the actual cash collections to be retained are finalized.

     Comparing Acceris Communication Partners’ 2002 revenue to annualized 2001 revenue shows an increase in revenue. Understanding the change in revenue requires a more detailed review as presented below. Telecommunications services revenue is the result of four primary elements, specifically, volume of minutes, rate per minute, the number of customers and the use of unencumbered cash receipts for revenue recognition for a network service offering.

     In 2002, the Acceris Communications Partners business experienced an increase of approximately 12% in the volume of minutes over its network compared to 2001 on an annualized basis. This increased network utilization was offset by a 23% decrease in the average rate per minute due to significant price decreases in the long distance market throughout most of 2002. Similar decreases are not expected to continue in 2003. The average number of active customers in 2002 increased over 2001 by 3%. Part of the source of that increase began in the fourth quarter of 2001, when Acceris Communications Partners embarked on an aggressive direct advertising campaign, which resulted in increases in the number of customers on the network in late 2001 and into the first half of 2002. While the investment in direct advertising increased revenue, its contribution was not profitable. Accordingly, in early 2002, the direct advertising campaign ceased and more profitable methods of attracting and retaining customers were pursued. The alternative methods being used to attract profitable customers was the decision to focus on and grow the commercial agent and multi-level marketing (“MLM”) channels, while also expanding the product offerings to include 1+ long distance services, content provisioning, wholesale carriage, and conference call services. The acquisition of the A&R business of RSL is expected to act as an accelerator to the commercial agent strategy.

     Acceris Communications Partners expects to show increasing revenue in 2003. The Company believes the increase will be achieved by (1) increasing the customer base, which in turn increases network utilization and (2) the effect of a full year inclusion of the A&R business of RSL. The expected increase in customer base will come from the customer attraction and retention programs in place, the completing and maturing of the channel transition coupled with potential acquisitions, and by broadening the Company’s product offerings.

     Acceris Communications Partners’ telecommunication costs were $49,745 in 2002 and $35,546 in 2001. The increase in 2002 compared to 2001 relates primarily to inclusion of a full year of WxC operations as opposed to seven months in 2001 and the expensing of $1,994 of charges attributed to its network service offering. On an annualized basis, telecommunications network expense decreased from 2001 to 2002. The decrease on an annualized basis correlates with a 14% increase in telecommunications services revenue margin (telecommunication services revenue net of telecommunication network expense) in 2002 over 2001, primarily relating to improved network efficiency derived from reductions in operating costs, efficiencies relating to more scaled utilization of the network and the expensing of $1,994 of the charges attributed to its network service offering. As outlined in the revenue discussions, price erosion was pervasive throughout 2002; however, this erosion was mitigated by price protection clauses in contracts with underlying carriers that also reduce the Company’s carrier costs. In 2003, it is expected that network expense will directly correlate with telecommunication services revenue and that the telecommunications services margin will remain consistent with 2002.

     Acceris Communications Partners’ selling, general and administrative expense was $27,484 in 2002 up from $20,558 in 2001. The increase in 2002 compared to 2001 primarily relates to a full year of operations of Acceris Communications Partners in 2002 as compared to seven months of operations in 2001. Selling, general and administrative expense will increase in 2003 due to the inclusion of the A&R business of RSL, which was acquired in December 2002. Selling, general and administrative expense for 2002 includes advertising costs of $1,590 as compared to $7,266 in 2001. The decrease in advertising costs in 2002 compared to 2001 relates to the curtailment, in the first quarter of 2002, of a direct advertising program that commenced in 2001. The program was curtailed, because the returns from the program did not justify the investment. Subsequent to the curtailment of the direct advertising program in early 2002, management focused its attention on the reorganization of its channel strategy by placing greater emphasis on the commercial agent and MLM channels. The transition in strategy reduced advertising costs but introduced a higher level of sales commissions.

     Acceris Communications Partners’ provision for doubtful accounts was $5,966 in 2002 compared with $839 in 2001. The increase in 2002 over 2001 primarily relates to a full year of revenue from Acceris Communications Partners in 2002 compared with seven months of operations in 2001. Other than the increase to a full year of operations, the provision increase in 2002 relates to a change in channels resulting in more direct billing of customers, which incurs a larger percentage of uncollectible accounts.

Acceris Communications Solutions

	Unaudited

	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
United States	—	—	—	—	—	—	—	1,547

	—	—	—	—	—	—	—	1,547
Operating costs and expenses
Telecommunication costs	—	—	—	—	—	—	—	1,191
(exclusive of depreciation shown below)
Selling, general and administrative	—	—	—	—	—	—	—	777
Provision for doubtful accounts	—	—	—	—	—	—	—	33
Depreciation and amortization	—	—	—	—	—	—	—	158

Operating loss	—	—	—	—	—	—	—	(612)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
United States	—	—	1,547

	—	—	1,547
Operating costs and expenses
Telecommunication costs	—	—	1,191
(exclusive of depreciation shown below)
Selling, general and administrative	—	—	777
Provision for doubtful accounts	—	—	33
Depreciation and amortization	—	—	158

Operating loss	—	—	(612)

Acceris Communications Solutions is comprised of the operations of the former Enterprise business of RSL acquired in December 2002. In 2001 and 2000, the Company did not operate in this segment.

     Revenue of $1,547 has been included in 2002 for the period from December 11, 2002 through December 31, 2002. While in bankruptcy, the Enterprise business of RSL found it very difficult to attract new customers. Despite competitive pricing, prospective customers were unwilling to make significant and long term contractual commitments given RSL’s financial uncertainty. This financial uncertainty also affected the existing customer base as their contracts expired, resulting in higher than normal customer attrition rates compared to the pre-bankruptcy operations of RSL. Price competition is expected to continue in 2003, however the Company believes that the contribution margin from revenue in this segment will remain comparable with 2002.

     While in bankruptcy, the Enterprise business of RSL concentrated on maintaining its customer base. Since the acquisition of the business, the Company has focused on stabilizing the existing customer base and has instituted a customer acquisition plan which is expected to take several months for significant customer acquisitions to materialize, due to the long sales cycle in its market. Steady growth in revenue from current sales efforts is expected to materialize in the second half of 2003 and beyond.

     It is expected that Acceris Communications Solutions will be self-funding beyond its acquisition capitalization. Like Acceris Communications Partners, in order to obtain working capital, Acceris Communications Solutions plans to enter into an asset backed debt facility, utilizing its accounts receivable and underlying assets as collateral.

     Acceris Communications Solutions accounted for $1,191 of the total network expense in 2002. It is anticipated that its telecommunications network expense will increase in 2003 at a slower rate than its revenue growth thus increasing telecommunications services margins.

     Acceris Communications Solutions accounted for $777 of selling, general and administrative expense in 2002. It is anticipated that this expense will remain constant on an annualized basis in 2003.

     Acceris Communications Solutions recorded a provision for doubtful accounts of $33 in 2002. Acceris Communications Solutions anticipates that its 2003 provision for doubtful accounts as a percentage of revenue will remain consistent with 2002.

Acceris Communications Technologies

	Unaudited

	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
United States	470	1,420	1,420	1,420	1,581	888	321	47

	470	1,420	1,420	1,420	1,581	888	321	47
Operating costs and expenses
Selling, general and administrative	—	1,874	2,402	4,646	1,002	968	942	1,350
Research and development	896	524	435	307	382	465	317	235
Depreciation and amortization	281	1,243	2,111	1,437	558	559	536	470

Operating loss	(707)	(2,221)	(3,528)	(4,970)	(361)	(1,104)	(1,474)	(2,008)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
United States	—	4,730	2,837

	—	4,730	2,837
Operating costs and expenses
Selling, general and administrative	—	8,922	4,262
Research and development	—	2,162	1,399
Depreciation and amortization	—	5,072	2,123

Operating loss	—	(11,426)	(4,947)

Acceris Communications Technologies is the former technology services segment of I-Link, which licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and internet protocol technologies. The Company entered this segment via the acquisition of I-Link in March 2001.

     Revenue from Acceris Communications Technologies was $2,837 in 2002 and $4,730 in 2001. Revenue in 2002 and 2001 was largely from a $10 million licensing agreement entered with a single customer that was recognized over a twenty-four month period, which ended in May 2002. When examining the technology licensing market it is important to appreciate that revenue is project based and, as such, revenue will vary from year to year based on timing of technology licensing, development projects and payments. The primary decrease in revenue in 2002 from 2001 was due to the expiry of the revenue recognition period relating to the $10 million licensing agreement.

     Historically, Acceris Communications Technologies has focused its sales on international markets while focusing domestically on its own network development. In December 2002, the Company entered into an agreement to sell the domestic network operations conducted in a subsidiary of I-Link, I-Link Communications Inc. (“ILC”) to BUI as part of a formal plan of disposal pursuant to a refocusing of strategy by management. The sale is anticipated to close in the second quarter of 2003. While the operations of ILC will be sold, the Company will retain ownership of the technology that was licensed to BUI. While the licensing to BUI was the first domestic licensing of the domestic technology, in January 2003, the Company entered into a second domestic licensing agreement and expects to sell several additional licenses throughout 2003.

     Acceris Communications Technologies’ selling, general and administrative expense includes overhead for the technology licensing business and corporate head office related expenses, related to the communications business. These costs were $8,922 in 2001, and $4,262 in 2002. 2002 costs decreased from 2001 due to cost cutting measures following the March 2001 acquisition of this business. Costs are expected to decrease further in 2003 as a result of the fourth quarter 2002 significant downsizing at the segment’s corporate head office in Draper, Utah.

     Acceris Communications Technologies incurred research and development costs of $1,399 in 2002 compared with $2,162 in 2001. The decrease is a result of the consolidation of research operations and the curtailment of research and development activities in order to concentrate on sales and marketing of existing products. With the sale of the ILC business, the Company has stopped research and development activities and expects there will be minimal research and development activities in 2003 as concentration on sales of existing products continues.

     Acceris Communications Technologies had no bad debts in any year presented due to the nature of the revenue.

Real estate

	Unaudited

	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
Canada	—	—	—	11	75	78	1,486	1,704

	—	—	—	11	75	78	1,486	1,704
Operating costs and expenses
Income producing properties	—	—	—	—	—	—	502	946
Depreciation and amortization	—	—	—	3	16	16	107	60

Operating income	—	—	—	8	59	62	877	698

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
Canada	—	11	3,343

	—	11	3,343
Operating costs and expenses
Income producing properties	—	—	1,448
Depreciation and amortization	—	3	199

Operating income	—	8	1,696

Counsel purchased five income producing properties in the third quarter of the current year, which were immediately accretive to earnings.

     Revenue generated by the real estate segment in 2002 was $3,343. This revenue was generated by six income producing properties, five of which were acquired in the third quarter of 2002 for $35,512. The leasable area of these properties is 775,957 square feet with occupancy of 94% at December 31, 2002. The real estate segment has generated positive operating and net income since acquisition and is self funding. During fiscal 2003, the Company plans to acquire additional properties.

Corporate operating costs and expenses

	Unaudited

	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
Canada	—	—	—	—	—	—	—	—
United States	—	—	—	—	—	—	—	—

	—	—	—	—	—	—	—	—
Operating costs and expenses
Selling, general and administrative	3,183	4,505	3,214	3,968	3,692	2,718	4,016	2,788
Depreciation and amortization	355	407	414	312	130	40	151	258

Operating loss	(3,538)	(4,912)	(3,628)	(4,280)	(3,822)	(2,758)	(4,167)	(3,046)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
Canada	—	—	—
United States	—	—	—

	—	—	—
Operating costs and expenses
Selling, general and administrative	6,300	14,870	13,214
Depreciation and amortization	205	1,488	579

Operating loss	(6,505)	(16,358)	(13,793)

Head office costs, which are included in selling, general and administrative expense, amounted to $6,300 in 2000. Costs increased in 2001 due to the Company taking a control position in Proscape Technologies Inc. (“Proscape”), a company that develops, markets and supports marketing and sales information systems, and the affiliation with Springwell to oversee the Company’s investments in communications. In 2002, costs were reduced to $13,214 as the Company closed its New York office, curtailed its relationship with Springwell and ceased consolidating the operating costs of Proscape due to the dilution of the Company’s ownership to a minority position. It is anticipated that head office costs will continue to decrease in 2003, primarily due to experiencing a full year of savings from both the New York office closure and the wind down of the Springwell relationship.

CAPITAL RESOURCES AND LIQUIDITY

Sources of funding

The Company remains financially sound with $12.1 million in cash equivalents and short-term investments. Management expects the Company to be generating positive operating income and net earnings in 2003 based on the assumptions outlined in the various segmented results discussed previously.

     Management will continue to monetize its position in its short-term and portfolio investments on acceptable terms in order to provide capital to complete acquisitions in support of the Company’s communications and real estate platforms and for general corporate purposes. In 2003, management expects to monetize its investment in long-term care facilities on favourable terms.

     The proceeds from the sale of long-term care facilities, cash and cash equivalents and short-term investments, as well as anticipated operating profits, are expected to provide Counsel with adequate near term financing. In the event that proposed transactions do not materialize or actual results vary materially from expected results, Counsel would need to obtain additional funding from capital or debt markets or through the sale of other assets.

     There is no certainty that management has the ability to raise sufficient debt or equity in the current markets, or that management can monetize its investments on a timely basis to fund a cash settlement of the Company’s convertible debentures when they become due on October 31, 2003.

Uses of funding

During 2001, the Company changed its focus and commenced investing in United States based communications and Canadian based real estate. Currently, all other lines of business are under formal plans of disposal. Over the past two years the most significant use of funds was the acquisition of businesses in the communications and real estate sectors.

     Significant outflows included funding acquisitions to expand the telecommunications business and subsequently funding operating losses through 2001 and 2002. The purchase of the telecommunications business began with the purchase of I-Link in 2001. The Company acquired I-Link for cash consideration of $5,113. Subsequently, the Company purchased net assets related to the dial-around long distance business of WxC for cash consideration of $13,000, which is the reportable segment Acceris Communications Partners. It is expected that this business will generate cash and positive net income in 2003. In 2002 the Company purchased the Enterprise and A&R business of RSL for cash consideration of $7,500.

     In the third quarter of 2002, the Company purchased five income producing properties, which marked its strategic entry into the Canadian real estate business. The Company invested approximately $15,000 in cash. These properties were immediately accretive to cash flow and net income.

Financing

With the repayment of a $40,000 note in 2001, the Company limited its general corporate debt to its convertible debentures, which are discussed in more detail below. All new indebtedness in 2001 and 2002 was a result of acquisition financing. Other than the convertible debentures, all indebtedness is at the operating company level and the cost of this debt is expected to be funded by operating cash flows during 2003.

Convertible debentures

The Company has convertible debentures, which are publicly traded (TSX: CXS.DB.U). At the end of 2002, the outstanding debentures had a market value of $27,882 and a face value of $42,561. The convertible debentures mature on October 31, 2003. Management is considering a number of options relating to the convertible debentures besides repayment for cash at maturity. In addition to its right to repay the debentures with common stock, these options include arranging an extension of the term of the debentures, issuing other debt to replace the debentures, and settling the obligation with a combination of cash, debt and/or common shares. While management believes it can deal with the Company’s maturing debentures without issuing a significant number of common shares at what management believes is currently a low price for the common shares, resulting from current market conditions and the Company’s financial performance, there is no certainty that this will occur.

     Under Canadian GAAP, the Company accounts for such a financial instrument as a hybrid because of its debt and equity attributes. At December 31, 2002, $44,652 of the instrument is included in shareholders’ equity, while $2,515 of the instrument is included in liabilities of the Company.

Stock purchase loans

The Company has provided stock purchase loans to certain employees and former employees of the Company. The collateral for these loans is the common shares of the Company and personal guarantees. If the price of the Company’s common stock were to decrease substantially, there is a risk that employees and former employees may not have the resources to pay loans as they come due.

Property, plant and equipment

Investment in property, plant and equipment for the year ended December 31, 2002 was $1,739 (2001 — $1,163; 2000 — $73). The Company expects to invest approximately $3,400 in property, plant and equipment during fiscal 2003. Funding for these investments is expected to come from cash on hand and operating cash flows.

Obligations

The following table summarizes all of the outstanding obligations of the Company’s continuing operations by the year that they become due (excluding the convertible debentures discussed above). The Company expects to fund these obligations from operating income, cash on hand, and the renewal of mortgages and loans.

	2003	2004	2005	2006	2007	Thereafter	Total
	$	$	$	$	$	$	$

Usage commitments	14,184	923	—	—	—	—	15,107
Operating leases	5,332	4,947	1,834	1,078	467	186	13,844
Operating facility expiry	9,086	—	—	—	—	—	9,086
Mortgages and loans	3,630	1,723	736	998	655	18,416	26,158
Capital leases	3,036	3,015	1,514	—	—	—	7,565

Total	35,268	10,608	4,084	2,076	1,122	18,602	71,760

In addition, the Company has provided a keep well letter to its communications platform company, I-Link. Under this letter, the Company is obligated to fund the ongoing operations of I-Link through March 2004. The Company expects that funding, if any, under this agreement will be minimal since the unprofitable portion of I-Link’s operations were substantially eliminated in 2002 and the acquisition of RSL is expected to be self-sustaining in 2003.

     The Company expects to renew loans and mortgages as they become due and is subject to volatility in interest rates and property valuations at the time of renewal.

Dividends

There are no restrictions on the repayment of advances or payment of dividends by any of the Company’s subsidiaries other than WorldxChange, which has certain restrictions as a result of a three-year loan and security agreement, consisting of an accounts receivable-based revolving credit facility that it entered into in December 2001. On July 20, 1999, the Company paid a special dividend of C$1.50 per share primarily related to the realization of value on the successful sale of Stadtlander. As a result of the dividend, the conversion price of the Company’s convertible debentures was reduced to $11.726 per share from $13.875. On April 30, 2000 the Company paid a dividend in kind of all of its shares of American HomePatient Inc. to complete the disposition of this discontinued operation, which resulted in a further reduction of the debenture conversion price to $11.472. Counsel does not currently pay a dividend and is not planning on paying a dividend in the foreseeable future.

Normal course issuer bids

On December 12, 2002, the Company renewed its normal course issuer bids through the facilities of The Toronto Stock Exchange to purchase up to 1,089,000 common shares or 5% of the outstanding common shares of the Company, and $2,128 face value of convertible debentures during the 12-month period beginning December 16, 2002 and ending on October 31, 2003 for the convertible debentures and on December 15, 2003 for its common shares.

     During 2002, pursuant to normal course issuer bids, the Company acquired 748,000 (2001 — 1,444,000; 2000 — 1,688,000) common shares for cancellation. The excess of the average issue price over the repurchase price was credited to contributed surplus. During 2002, $1,886 was credited to contributed surplus (2001 — $3,878; 2000 — $2,220).

     During 2002, pursuant to normal course issuer bids, the Company purchased for cancellation $200 (2001 — $5,740) of debentures for cash consideration of $141 (2001 — $3,180) reducing the liability component of the debentures payable by $9 (2001 — $720). The fair value of the debentures as at December 31, 2002 was $27,882 (2001 — $23,519). As a result of the cancellation of repurchased convertible debentures, the outstanding face amount as at December 31, 2002 was $42,561 (2001 — $42,761).

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on the Company’s operating results and financial position over the course of a year other than those discussed above.

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. Cash and cash equivalents are on deposit at major financial institutions. The Company’s retail communications subscribers are primarily residential subscribers and are not concentrated in any specific geographic region of the United States. The Company’s wholesale communications customers are primarily based in Utah, U.S.A. with no single customer accounting for greater than 10% of 2002 revenue. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers.

Interest rate risk

Interest rate risk arises due to the exposure to the effects of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates primarily on its revolving credit facility, and on its mortgages depending on prevailing rates at renewal.

Market value risk

The business model for the real estate segment involves the leveraging of acquired assets with third party debt, normally in the form of mortgages. The debt level attributed to a particular property is normally determined as a percentage of market value for the asset at the time the asset is leveraged up. Should market values decline for a particular property, the ability of the Company to replace the debt at renewal at previous levels and on favourable terms could be in doubt.

Foreign exchange risk

Foreign exchange risk arises to the extent of net assets invested in Canadian dollars and operations derived from those Canadian dollar investments. The consolidated financial statements are expressed in U.S. dollars as it is the currency of the primary economic environment in which the Company conducts its operations.

Acquisitions and integration

Counsel pursues a strategy of acquiring businesses in order to achieve growth, scale and ultimately, profitability. If Counsel is unable to find suitable acquisitions or the funding to complete them, the Company may not realize on its strategic goals. Likewise, the speed and effectiveness with which the Company is able to integrate acquired companies into existing businesses and realize anticipated synergies could have a significant short-term impact on profitability.

     In recent years, Counsel has focused on acquiring telecommunications companies from bankruptcy proceedings. These companies add an additional element of risk over that of a profitable business.

Disposition of investments

An integral part of Counsel’s strategy is the ability to sell acquired businesses once a targeted level of growth has been achieved. There can be no guarantee that Counsel will be able to find a buyer once a decision to sell has been made. Changes in capital markets, economic environments and other factors could delay a sale or substantially reduce the planned selling price, thereby reducing profitability and planned sources of future funding.

     In addition, Counsel has a number of self-sustaining operations, the disposal of which could result in deferred exchange gains or losses being included in income. The deferred gain or loss could materially alter the accounting gain or loss that might otherwise have been recorded.

Volatile telecommunications market

During the last several years, the telecommunications industry has been very volatile as a result of over capacity, which has led to price erosion and bankruptcies. If the Company cannot control subscriber and customer attrition through maintaining competitive services and pricing, revenue could decrease significantly. Likewise, by maintaining competitive pricing policies, the revenue per minute earned by the Company may decrease significantly. Both scenarios could result in the Company not meeting profitability targets.

Telecommunications billing

Acceris Communications Partners relies on an enterprise billing solution to bill customers. If that technology fails to operate as expected, there is a risk that revenue could be lost or customers could be billed incorrectly.

Telecommunications trends

Acceris Communications Partners and Acceris Communications Solutions provide a number of wireline products and services. Recent studies have shown that wireless communications are increasing in acceptance and are eroding wireline revenue. If this trend continues, communications revenue could be materially impacted.

Technology changes

A portion of the communications business is built on the licensing of certain technology. New technologies may emerge that would make the Company’s product offering obsolete. This could impact the results of Counsel due to impairments to intangible assets if it does not achieve budgeted sales.

Government regulation

The telecommunications industry is subject to government regulation at federal, state and local levels. Any change in current government regulation regarding telecommunications pricing, system access, consumer protection, or other relevant legislation could have a material impact on the results of operations.

     Recent legislation in the U.S. (the Sarbanes-Oxley Act of 2002) is increasing the scope and cost of work provided to Counsel by its auditors and legal advisors. Many guidelines have not yet been finalized and there is a risk that Counsel will incur significant costs in the future to comply with legislative requirements, thereby reducing profitability.

Key employees

The Company has certain employees that it considers to be key. Many of these employees are involved in executing the strategy that will result in the planned results discussed above. If these key employees cease to be employed with Counsel, planned results could be delayed or might not materialize. The Company mitigates this risk through the use of employment contracts, the formalization of the Company’s strategy and business plans and by ensuring the existence of timely knowledge exchange and collaboration.

Litigation and insurance

The Company, from time to time, is involved in various claims, legal proceeds and complaints arising in the ordinary course of business. The Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

     Counsel maintains insurance coverage that includes liability coverage to protect the Company from claims made against it. Recent events have made liability insurance more expensive while at the same time have reduced the scope of coverage. The Company’s ability to maintain adequate insurance coverage at a reasonable cost may be impacted by market conditions beyond the control of the Company.

COUNSEL CORPORATION CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Auditors’ Report

TO THE SHAREHOLDERS OF COUNSEL CORPORATION

     We have audited the consolidated balance sheets of Counsel Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

     Our previous report dated March 25, 2003 has been withdrawn and the financial statements have been revised as explained in note 2 and footnote 1 of note 23.

     The consolidated financial statements for the year ended December 31, 2000, prior to the reclassification of discontinued operations as described in Note 18 and the restatement of certain information reported under United States generally accepted accounting principles as described in Note 23, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 26, 2001.

Pricewaterhousecoopers LLP

Chartered Accountants

March 25, 2003 (except as to note 2, which is at September 9, 2003)

Consolidated Balance Sheets
As at December 31 (In thousands of U.S. dollars)

	Restated (1)
	2002	2001

	$	$
Assets
Current assets
Cash and cash equivalents	9,004	23,066
Short-term investments (note 5)	3,071	8,932
Accounts receivable (net of allowance for doubtful accounts of $2,784; 2001- $1,863) (note 2)	17,357	19,376
Income taxes recoverable	3,329	2,202
Future income tax assets (note 17)	274	970
Prepaid expenses and deposits	6,991	4,815
Assets of discontinued operations (note 18)	2,239	8,306

	42,265	67,667
Long-term assets
Income producing properties (note 6(a))	34,919	2,081
Properties under development (note 6(b))	3,063	352
Loans receivable (note 7)	6,473	7,305
Portfolio investments (note 8)	4,420	4,219
Property, plant and equipment (note 9)	12,657	15,393
Intangible assets (note 10)	9,318	9,699
Assets of discontinued operations (note 18)	21,598	32,172
Goodwill (note 10)	—	3,434

	134,713	142,322

Liabilities
Current liabilities
Accounts payable	7,725	5,435
Accrued liabilities (note 2 & note 11)	20,892	26,269
Current portion of deferred revenue	958	1,986
Revolving credit facility (note 12(b))	9,086	6,996
Current portion of mortgages and loans payable (note 12(a))	3,630	2,302
Current portion of capital leases (note 13)	2,714	3,034
Convertible debentures payable (note 14)	2,515	—
Liabilities of discontinued operations (note 18)	7,269	8,789

	54,789	54,811
Long-term liabilities
Mortgages and loans payable (note 12(a))	22,528	3,848
Capital leases (note 13)	4,146	6,986
Convertible debentures payable (note 14)	—	4,801
Future income tax liabilities (note 17)	36,550	23,282
Liabilities of discontinued operations (note 18)	11,816	13,100

	129,829	106,828
Commitments, contingencies, guarantees and concentrations (note 13)
Shareholders’ Equity (note 2)	4,884	35,494

	134,713	142,322

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors: Allan C. Silber, Director William H. Lomicka, Director
Consolidated Statements Of Shareholders’ Equity

For the years ended December 31 (In thousands of U.S. dollars)

	Capital Stock			Equity
				component	Restated (1)	Restated (1)
	No. of common			of convertible	Retained	Total
	shares		Contributed	debentures	earnings	Shareholders’
	(In 000’s)	Amount	surplus	payable	(deficit)	Equity

		$	$	$	$	$
Balance - December 31, 1999	25,533	116,251	—	42,293	(1,819)	156,725
Common shares issued	92	143	—	—	—	143
Common shares purchased for cancellation	(1,688)	(6,942)	2,220	—	(8)	(4,730)
Accretion of equity component of debentures payable	—	—	—	3,017	(3,017)	—
Gain on retirement of debentures payable net of income taxes of $131	—	—	491	(1,268)	—	(777)
Gain on issuances of stock by significantly influenced corporations	—	—	—	—	366	366
Dividends	—	—	—	—	(1,791)	(1,791)
Net loss	—	—	—	—	(45,433)	(45,433)

Balance - December 31, 2000	23,937	109,452	2,711	44,042	(51,702)	104,503

Common shares purchased for cancellation	(1,444)	(6,600)	3,878	—	—	(2,722)
Accretion of equity component of debentures payable	—	—	—	3,159	(3,159)	—
Gain on retirement of debentures payable net of income taxes of $613	—	—	2,294	(5,368)	—	(3,074)
Net loss	—	—	—	—	(62,213)	(62,213)

Balance - December 31, 2001	22,493	102,852	8,883	41,833	(117,074)	36,494

Adjustment related to the adoption of new accounting pronouncement (note 3)	—	—	—	—	(1,000)	(1,000)

Restated balance - December 31, 2001	22,493	102,852	8,883	41,833	(118,074)	35,494

Common shares purchased for cancellation	(748)	(3,418)	1,886	—	—	(1,532)
Accretion of equity component of debentures payable	—	—	—	3,029	(3,029)	—
Cumulative Exchange translation adjustment						—
Gain on retirement of debentures payable net of income taxes of $15	—	—	63	(210)	—	(147)
Net loss	—	—	—	—	(28,931)	(28,931)

Restated balance - December 31, 2002	21,745	99,434	10,832	44,652	(150,034)	4,884

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Operations

For the years ended December 31 (In thousands of U.S. dollars, except per share amounts)

	Restated (1)
	2002	2001	2000

	$	$	$
Revenues
Telecommunication services	85,252	49,289	—
Communication technology licensing	2,837	4,730	—
Income producing properties	3,343	11	—

	91,432	54,030	—

Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	50,936	35,546	—
Income producing properties	1,448	—	—
Selling, general and administrative	45,737	44,350	6,300
Research and development	1,399	2,162	—
Provision for doubtful accounts	5,999	839	—
Depreciation and amortization	7,115	8,849	205

	112,634	91,746	6,505

Operating loss before undernoted items	(21,202)	(37,716)	(6,505)
Gains and other income
Sale of short-term investments	28,067	42,760	28,256
Portfolio investments	—	64	3,693
Sale of subsidiary	—	589	—
Debt retirement	—	1,093	—
Other	782	—	—
Impairments and other losses
Write-down of short-term investments	(4,011)	(1,957)	(22,031)
Write-down of portfolio investments	(640)	(19,340)	(2,581)
Other	(722)	—	(850)

Earnings (loss) before the undernoted	2,274	(14,507)	(18)
Equity in losses of significantly influenced companies	—	(5,582)	(9,547)
Interest income	401	2,645	2,520
Interest expense (note 12 (d))	(3,002)	(2,517)	(752)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(327)	(19,961)	(7,797)
(Provision for) recovery of income taxes (note 17)	(9,655)	(19,901)	6
Non-controlling interest	—	1,538	—

Loss from continuing operations	(9,982)	(38,324)	(7,791)
Loss from discontinued operations (note 18)	(18,949)	(23,889)	(37,642)

Net loss	(28,931)	(62,213)	(45,433)

Basic and diluted net loss per share (note 21)
Loss from continuing operations	(0.59)	(1.80)	(0.43)
Loss from discontinued operations	(0.85)	(1.04)	(1.52)

Basic and diluted net loss per share	(1.44)	(2.84)	(1.95)

Weighted average number of common shares outstanding (in thousands)	22,195	23,030	24,860

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Cash Flows

For the years ended December 31 (In thousands of U.S. dollars)

	Restated (1)
	2002	2001	2000

	$	$	$
Cash provided by (used in)
Operating activities
Loss from continuing operations	(9,982)	(38,324)	(7,791)
Non-cash items included in loss
Future income taxes	10,701	19,154	1,567
Amortization of deferred revenue	(1,643)	(3,197)	—
Depreciation of property, plant and equipment	4,110	4,119	170
Amortization of goodwill and intangible assets	3,005	4,730	35
Gain on sale of short-term investments	(28,067)	(42,760)	(28,256)
Write-down of short-term investments	4,011	1,957	22,031
Gain on sale of portfolio investments	—	(64)	(3,693)
Write-down of portfolio investments	640	19,340	2,581
Sale of other assets	(782)	(589)	—
Other impairments and losses	722	—	850
Gain on retirement of debt	—	(1,093)	—
Equity interests in significantly influenced corporations	—	5,582	9,547
Accretion of liability component of debentures payable	289	528	732
Non-controlling interest	—	(1,538)	—
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	10,720	(3,102)	(1,363)
(Increase) decrease in income taxes recoverable	(1,127)	379	1,020
(Increase) decrease in loans receivable, prepaid expenses and deposits	(3,523)	(13,465)	(10,243)
Increase (decrease) in accounts payable and accrued liabilities	(591)	4,425	(3,770)

Cash used in continuing operations	(11,517)	(43,918)	(16,583)
Cash provided by (used in) discontinued operations	280	(18,904)	2,949

	(11,237)	(62,822)	(13,634)

Investing activities
Acquisition of communications businesses (net of cash acquired of $287 and $811 in 2002 and 2001 respectively)	(8,275)	(18,842)	—
Acquisition of income producing properties	(15,505)	(737)	—
Purchase of short-term investments	(9,748)	(3,183)	(1,137)
Purchase of portfolio investments	(503)	(50)	(3,700)
Purchase of property, plant and equipment	(1,739)	(1,163)	(73)
Investment in property under development	(87)	—	—
Investment in significantly influenced corporations	—	(2,516)	(15,982)
Proceeds on sale of short-term investments	40,767	58,885	54,334
Proceeds on sale of portfolio investments	—	—	5,621
Proceeds on sale of property, plant and equipment	692	—	—
Discontinued operations	(2,105)	70,780	—

	3,497	103,174	39,063

Financing activities
Net draws on revolving credit facility	2,090	6,997	—
Repayment of mortgages and loans payable	(989)	—	—
Repayment of note payable	—	(40,000)	—
Capital lease repayments	(3,160)	(1,043)	—
Common shares purchased for cancellation	(1,532)	(2,722)	(4,730)
Retirement of debentures payable	(141)	(3,180)	(877)
Proceeds from exercise of stock options	—	—	84
Repayment of liability component of debentures payable	(2,566)	(2,749)	(3,000)
Discontinued operations	(1,269)	(29,645)	24,452

	(7,567)	(72,342)	15,929

Increase (decrease) in cash and cash equivalents	(15,307)	(31,990)	41,358
Cash and cash equivalents - beginning of period	25,357	57,347	15,989

Cash and cash equivalents - end of period	10,050	25,357	57,347
Less: cash and cash equivalents - discontinued operations	1,046	2,291	6,513

Cash and cash equivalents - continuing operations	9,004	23,066	50,834

Supplementary information (note 22)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Notes To The Consolidated Financial Statements

December 31, 2002, 2001 and 2000 (In thousands of U.S. dollars, except per share amounts)

1 DESCRIPTION OF THE BUSINESS

Counsel Corporation (the “Company” or “Counsel”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

     The Company engages in the communications sector through its investment in I-Link Incorporated (“I-Link”). I-Link is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries, I-Link operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small to medium sized businesses in the United States. I-Link also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology. The Company entered this sector in March 2001.

     The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada (see note 4).

     To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. During 2002, the Company adopted formal plans of disposal for its medical products business segment, long-term care business segment and a communications network segment (see note 18).

2 RESTATEMENT

The accompanying consolidated financial statements as at December 31, 2002 and for the year then ended have been restated from those previously issued to account for revenues from a network service offering provided by Acceris Communications Partners, a division of I-Link (“I-Link”). The restatement had no effect on loss from discontinued operations, net loss per share from discontinued operations or cash flow from operations that was previously recorded. The restatement increased the net loss for the fourth quarter and year ended December 31, 2002 by $3,504 and the net loss per share by $0.16 per share.

     In November 2002, I-Link began to offer a network service offering. I-Link ceased offering this service on July 23, 2003. I-Link initially recorded the revenue and expenses related to this service offering on the accrual method of accounting. In the second quarter of 2003, I-Link determined that collectibility of the amounts billed to customers was not reasonably determinable at the time of billing. Accordingly, I-Link has changed its method of accounting for revenues from this network service offering from the accrual method to recognition of revenue when actual cash collections to be retained by I-Link are finalized. Under I-Link’s agreement with the local exchange carriers, cash collections remitted to I-Link are subject to adjustment, generally within two to four months. Associated with this change in the timing of revenue recognition, related commissions (included in selling, general and administrative expense) and related bad debt expenses that are based upon recognition of revenue have been reversed. All other direct expenses such as telecommunications network expenses are expensed as incurred. Commission expense will be recognized when amounts owing can be reasonably estimated.

The following sets forth the effect of the restatement on the net loss and net loss per share for the year ended December 31, 2002:

For the twelve months
ended
December 31, 2002

$
Net loss as originally reported	(25,427)
Reduction of telecommunication services revenue	(5,158)
Reduction of provision for doubtful accounts	332
Reduction of selling, general and administrative expenses	1,322

Net loss as restated	(28,931)

Net loss per share as originally reported	(1.28)

Net loss per share as restated	(1.44)

The effect on the balance sheet is as follows:

	Original		Restated
	December 31, 2002	Adjustment	December 31, 2002

	$	$	$
Accounts receivable	22,184	(4,827)	17,357
Accrued liabilities	22,215	(1,323)	20,892
Shareholders’ Equity	8,388	(3,504)	4,884

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In the case of the Company, these principles conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as described in note 23.

     The Company’s accounting policies and its financial disclosures related to its real estate operating segment are in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPREC”).

     These consolidated financial statements include the accounts of the Company and all companies which it controls. The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	%	%	%

Counsel Corporation (US)	100	100	100
Counsel Communications LLC (i)	88.4	88.4	100
I-Link (i)	60.2	60.2	—
Proscape Technologies Inc. (“Proscape”)	(ii )	56.5	(ii )

(i)	On January 2, 2003, the Company acquired the minority interest of Counsel Communications LLC, which owns all of the Company’s shares of I-Link. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in I-Link increased to 100% and 68.4% respectively.

(ii)	On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment (note 8) since that date, and the Company ceased consolidating Proscape as of that date. The Company’s interest in Proscape was approximately 12% and 36% at December 31, 2002 and December 31, 2000, respectively.

Intercompany balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

     The most significant estimates made by management relate to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, portfolio investments, and the cash-flows expected to be derived from long lived assets including Property under development, Income producing properties, property, plant and equipment and intangible assets. Management make significant estimates related to the measurement of obligations and the timing of the related cash flows, particularly as it relates to accrued liabilities and future income tax liabilities. Such timing and measurement uncertainty could have a material affect on the reported results of operations and the financial position of the Company.

     Actual results could differ materially from those estimates in the near term.

Comparative figures

Certain comparative figures have been reclassified to conform to the 2002 presentation.

Non-controlling interest

The Company owns less than 100% of some of its subsidiaries. Non-controlling interest is the accounting mechanism that eliminates from the Company’s earnings, the profit or loss attributable to minority partners. As at December 31, 2002, no minority interest is recorded in the consolidated balance sheet of the Company because the equity interest of minority partners is in a deficit position and minority shareholders have no obligation to fund losses. Comparatively, as at December 31, 2002, $161 (2001 — $702) of non-controlling interest is carried in the liabilities of discontinued operations.

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably determinable. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenues from billings for services rendered where collectibility is not determinable, are recognized when the final cash collections to be retained by the Company are finalized.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancellable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenues are recognized rateably over the term of the related agreements. When a license of I-Link technology requires continued support or involvement of the Company, contract revenues are spread over the period of the required support or involvement. In the event that collectibility is in question, revenue (deferred or recognized) is recorded only to the extent of cash receipts.

Real estate

Revenue from real estate rentals is recognized as due and collection is reasonably assured. Leases with tenants have been accounted for by the Company as operating leases as substantially all of the risks and benefits of ownership have been retained by the Company. Income producing property revenue includes percentage participating rent and recoveries of operating expenses.

Long-term care

Revenue from long-term care includes revenue from the Company’s nursing and retirement facilities and revenue from operating leases for certain facilities. Revenue from the Company’s retirement and nursing facilities is recognized when services are provided or when rent becomes due. Revenue from operating leases is recognized on a straight-line basis over the term of the lease. All long-term care revenue is included in the results of discontinued operations.

Medical products

Revenue from the sale of medical products is recognized upon shipment and transfer of title. All medical product revenue is included in the results of discontinued operations.

Cash and cash equivalents

Cash and cash equivalents comprise cash and highly liquid investments with original maturities of three months or less. As at December 31, 2002, there are no cash equivalents. At December 31, 2001 there were cash equivalents of $12,546 consisting of short-term deposits and money market investments.

Short-term investments

Short-term investments represent liquid investments in publicly traded companies. These investments are carried at the lower of cost and market value, and accordingly, unrealized gains are not reflected in these consolidated financial statements. Unrealized losses in value are charged to operations as a write-down of investments. Any subsequent recoveries are not reflected in the Company’s financial statements until the short-term investment is sold.

Portfolio investments

Portfolio investments represent long-term investments in publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost; earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in these consolidated financial statements.

Property, plant and equipment

Long-term care facilities, now included in assets of discontinued operations, are recorded at the lower of cost and estimated net recoverable amount. Depreciation is provided using the sinking fund method, which provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum.

     Other property, plant and equipment are recorded at cost with depreciation being provided over their estimated useful lives as follows:

Furniture, fixtures and office equipment	straight-line or accelerated method over periods from 3 to 7 years and declining balance method at 20% per annum

Leasehold improvements	straight-line over the shorter of the term of the lease or estimated useful life of the asset

Telecommunications network equipment	straight-line over 3 to 5 years

Software and information systems	straight-line over 1 to 3 years

Assets held under capital leases are depreciated using the above rates.

     Property, plant and equipment are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when projected undiscounted cash flows are less than the carrying value.

Income producing properties

Income producing properties are recorded at cost. Depreciation is provided on the sinking fund basis over the estimated useful lives of the properties to a maximum of 30 years. The sinking fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined in relation to each property’s carrying value, remaining estimated useful life and residual value.

     Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s projected undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the amount at which a property is carried in the accounts assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition.

Properties under development

Properties under development are recorded at cost and reduced for impairment where applicable. Properties are classified as properties under development until the properties are substantially completed and available for immediate sale, at which time, they are classified as properties held for sale or as income producing properties. The cost of real estate under development includes the acquisition cost of land, pre-development expenses, interest, realty taxes and other expenses directly related to the property.

Tenant improvements and inducements

Tenant improvements are deferred and amortized on a straight-line basis over the term of the respective lease.

Maintenance and repair costs

Maintenance and repair costs are charged to operations as incurred. Planned major maintenance activities, significant building improvements, replacements and major renovations, all of which improve or extend the useful life of the properties, are capitalized and amortized over their estimated useful lives.

Goodwill and intangible assets

Effective January 1, 2002, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3062 “Goodwill and Other Intangible Assets” (“CICA HB 3062”). Under CICA HB 3062, goodwill is no longer amortized but is reviewed at least annually for impairment. Under CICA HB 3062, goodwill is required to be tested for impairment within six months of the beginning of the fiscal year of adoption. As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was charged to retained earnings as of January 1, 2002 relating to the impaired goodwill of Sage BioPharma Inc. (“Sage”).

The table below discloses the pro forma effect had the years ended December 31, 2001 and 2000 been subject to CICA HB 3062:

	Restated (1)
	2002	2001	2000

	$	$	$
Loss from continuing operations	(9,982)	(38,324)	(7,791)
Goodwill amortization expense	—	(2,385)	(2,999)

Adjusted loss from continuing operations	(9,982)	(35,939)	(4,792)

Adjusted basic and diluted loss from continuing operations per share	(0.59)	(1.70)	(0.31)

Net loss as reported	(28,931)	(62,213)	(45,433)
Goodwill amortization expense	—	(3,791)	(7,381)

Adjusted net loss	(28,931)	(58,422)	(38,052)

Adjusted basic and diluted loss per share	(1.44)	(2.67)	(1.65)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

Goodwill represents the excess of the purchase consideration over the fair value of net identifiable assets of businesses acquired. Prior to the adoption of CICA HB 3062, goodwill was being amortized on a straight-line basis over its estimated useful life which ranged from five to forty years.

     Intangible assets are recorded at fair value upon acquisition and are amortized on a straight-line basis over their estimated useful life of one to five years (Note 10).

     On an ongoing basis, management reviews the carrying value and amortization of intangible assets taking into consideration any events and circumstances that might have impaired their carrying value. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Software development expenditures

Costs incurred in the research, design and development of software for sale are expensed until technological feasibility is established, after which, the remaining software development costs are capitalized. Amortization commences when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated remaining useful life of the product, which generally does not exceed two years. The Company periodically compares the unamortized portion of capitalized software development costs to the undiscounted net recoverable amount of the related product. The undiscounted net recoverable amount is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product. The amount by which the unamortized capitalized costs exceed the net recoverable amount is reflected as an impairment loss.

Research and development expenditures

Research costs, other than capital expenditures that do not have alternative uses, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

Advertising costs

Advertising production costs are expensed the first time the advertisement is run. Media (television and print) placement costs are expensed in the month the advertising appears.

Foreign currency translation

These consolidated financial statements are expressed in U.S. dollars because it is the currency of the primary economic environment in which the Company conducts its operations.

     Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at year-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at average exchange rates during the year. The resulting gains and losses are included in the results of operations, except exchange gains and losses arising from the translation of the Company’s self-sustaining Canadian operations.

     Assets and liabilities of self-sustaining Canadian entities are translated into U.S. dollars at the exchange rates prevailing at the year-end. Revenues and expenses for these operations are translated at average exchange rates during the year. Net exchange adjustments arising on translation of self-sustaining Canadian entities are charged or credited directly to shareholders’ equity and shown as cumulative unrealized translation adjustments. When there is a reduction in the Company’s net investment in a self-sustaining operation, a proportionate amount of the cumulative translation account is included in the determination of the consolidated results of operations.

     Effective January 1, 2002, the Company adopted CICA revised Handbook section 1650, “Foreign Currency Translation” which requires the immediate recognition in income of the unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The adoption of CICA HB 1650 did not have an effect on the Company’s consolidated financial statements.

Loans receivable

Loans receivable are written down to net realizable value when, in the opinion of management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest. Accrual of interest income is suspended if collection of a loan becomes doubtful.

Debt issue costs

Costs incurred in connection with obtaining debt financing are deferred and amortized as a component of interest expense, over the term to maturity of the related debt obligation.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates for years when the differences are expected to reverse. The Company provides a valuation allowance to reduce future income tax assets when it appears more likely than not that some or all of the future income tax assets will not be realized.

Stock-based compensation plans

Effective January 1, 2002, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). CICA HB 3870 addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The adoption of CICA HB 3870 did not have an impact on the Company’s consolidated financial statements.

     The Company and its subsidiary, I-Link, have stock-based compensation plans that are described in note 16. No compensation expense is recognized for these plans when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercising of stock options or purchase of common shares is credited to capital stock.

Financial instruments

The Company’s convertible debentures are presented in these consolidated financial statements in their component parts measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component; such component being reduced by the required interest payments. The difference between the debt component and the face value of the debentures at the date of issuance is classified as equity. The equity component of the debentures, net of the value ascribed to the holders’ conversion option, is increased over the term to the full face value by charges to retained earnings (deficit).

     The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the immediate or short-term maturity of these financial instruments. The fair values of other financial instruments are disclosed in notes 5, 7, 8, 12 and 14. The fair values of short-term investments are estimated based on quoted market values at year-end. Other fair value amounts are estimated based upon discounted future cash flows using discount rates that reflect current market conditions for financial instruments with similar terms and risks. Fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions.

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. Cash and cash equivalents are on deposit at major financial institutions. The Company’s retail communications subscribers are primarily residential subscribers and are not concentrated in any specific geographic region of the United States. The Company’s wholesale communications customers are primarily based in Utah, U.S.A. with no single customer accounting for greater than 10% of 2002 revenues. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers.

     The Company evaluates the collectibility of its accounts receivable on an ongoing basis, based upon various factors including the financial condition and payment history of major customers, an overall review of collections experience on other accounts and economic factors or events expected to affect the Company’s future collections.

Interest rate risk

Interest rate risk arises due to the exposure to the effects of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates primarily on its revolving credit facility, and on its mortgages depending on prevailing rates at renewal.

Market value risk

The Company’s business model for real estate involves the leveraging of acquired assets with third party debt, normally in the form of mortgages. This debt level attributed to a particular property is normally determined as a percentage of market value for the asset at the time the mortgage proceeds are received. Should market values decline for a particular property, the ability of the Company to replace the debt at renewal, at previous levels and on favourable terms, could be in doubt.

Foreign exchange risk

Foreign exchange risk arises to the extent of net assets invested in Canadian dollars and operations derived from those Canadian dollar investments.

Discontinued operations

In 2002, the Company adopted the new provisions of the CICA Handbook Section 3475 “Disposal of Long-lived Assets and Discontinued Operations” (“CICA HB 3475”). Under CICA HB 3475, the accrual of future losses on the date that the criteria for recognition as a discontinued operation are met is not permitted. The Company completed the assessment of the quantitative impact of adoption of CICA HB 3475 on prior interim periods of the current year and has determined there is no impact. In compliance with CICA HB 3475, the Company has not applied the new provisions retroactively to operations that were discontinued in prior periods.

Basic and diluted earnings per share

Basic and diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, earnings per share data are computed as if the options were exercised at the beginning of the year (or at the time of issuance, if later) and as if the funds obtained from exercise were used to purchase common shares of the Company at the average market price during the year.

Business combinations

The CICA issued Handbook Section 1581, “Business Combinations” (“CICA HB 1581”), which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of CICA HB 1581 effective January 1, 2002 did not have an impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements

Hedging transactions

In December 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting. The adoption of this guideline is not expected to have an impact on the Company.

Impairment of long-lived assets

In November 2002, the CICA issued Handbook Section 3063, “Impairment of long-lived assets” (“CICA HB 3063”). The new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Handbook Section 3061 “Property, Plant and Equipment”. The Section requires an impairment loss for a long-lived asset (to be held and used) to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition; requires an impairment loss for a long-lived asset (to be held and used) to be measured as the amount by which its carrying amount exceeds its fair value; and provides guidance on determining fair value. CICA HB 3063 is effective for years beginning on or after April 1, 2003. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

Asset retirement obligations

In December 2002, the CICA issued Handbook Section 3110, “Asset Retirement Obligations” to replace the current guidance on future removal and site restoration costs. The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees”. The guideline requires disclosure of key information about certain types of guarantee contracts that may potentially require the Company to make payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003. The Company will adopt this guideline in the first quarter of 2003.

4 BUSINESS ACQUISITIONS

During 2002 and 2001, several acquisitions, which were accounted for using the purchase method, were completed by the Company. The results of operations of these acquisitions have been included in the consolidated statements from the acquisition dates.

2002 Acquisitions

Real estate

On July 3 and July 10, 2002, the Company completed the acquisition of five income producing properties and approximately 13 acres of vacant land zoned for retail development in Canada. “Real estate” represents a new reportable segment in 2002.

     The purchase price amounted to $35,512 including closing costs of $1,040. These acquisitions were funded by the assumption of $20,007 of first mortgage debt on the properties and $15,505 in cash.

Communications

On December 10, 2002, the Company, through its controlling interest in I-Link, indirectly acquired the assets of the Enterprise and Agent business of RSL COM U.S.A. Inc. (“RSL”), including the assumption of certain liabilities. The purchase price totalled $9,437 including cash of $7,500, a non-interest bearing note payable of $1,000, which was discounted. The preliminary allocation of the purchase price is as follows: $6,813 of net tangible assets and $2,624 of intangible assets. The purchase price is subject to adjustment as set forth in the asset purchase agreement. In addition, the purchase price and the cost of the acquisition may be increased by up to an additional $2,000 in cash for contingent purchase consideration based on revenues of the Enterprise Business for the calendar year 2003.

2001 Acquisitions

Nexbell Communications Inc.

On February 22, 2001, the Company acquired a 97.5% interest in Nexbell Communications Inc. (“Nexbell”), a packet telephony network company, for cash consideration of $1,540. The cost of the Company’s acquisition was allocated on the basis of the fair market value of the assets acquired of $1,814 and the liabilities assumed of $9,410. These valuations gave rise to $9,136 of goodwill, which was being amortized over a period of five years.

     During the quarter ended September 30, 2001, the Company performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. The analysis resulted in an impairment charge of $8,040, which is classified as discontinued operations, as a consequence of projected losses associated with Nexbell’s prime product and the decision to adopt a plan to discontinue this product.

I-Link Incorporated

On March 1, 2001, the Company acquired a 65.2% interest in I-Link, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of $5,113. The cost was allocated on the basis of the fair market value of the assets acquired of $27,695 and the liabilities assumed of $22,582. Included in the fair market value of the assets acquired was $13,898 of communications technology, which is being amortized over a period of five years.

     On April 17, 2001, as a result of a merger between I-Link and Nexbell, the Company’s interest in Nexbell was exchanged for an additional 5.3% interest in I-Link, resulting in an overall interest in I-Link of 70.5% as at that date.

     On September 6, 2001, all outstanding shares of I-Link’s Class C, preferred stock automatically converted into shares of common stock in accordance with the terms of the Class C, preferred stock. Accordingly, I-Link issued additional common stock in satisfaction of this conversion and its obligation to pay dividends to the conversion date. This issuance diluted the Company’s interest to 68.1% as at that date.

     The Company’s interest in I-Link was further reduced to 60.2% on October 31, 2001. On January 2, 2003, the Company acquired the remaining minority interest of Counsel Communications LLC. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in I-Link increased to 100% and 68.4% respectively.

     As at December 31, 2002, the Company has $60,346 in loans receivable from I-Link. The Company is in the process of converting $29,282, of these loans into equity. Once this transaction is completed, the Company will own approximately 85% of I-Link (note 20). Under consolidation accounting these loans are eliminated in the presentation of these financial statements.

WorldxChange Corp.

On June 4, 2001, through its wholly owned subsidiary WorldxChange Corp. (“WorldxChange”), I-Link acquired certain net assets related to the dial-around long distance business of WorldxChange Communications Inc. from a bankruptcy proceeding. Consideration consisted of $13,000 in cash. The cost of the acquisition was allocated on the basis of the fair market value of the assets acquired of $16,967 and the liabilities assumed of $3,286. I-Link also incurred $681 of acquisition costs.

5 SHORT-TERM INVESTMENTS

The Company holds a portfolio of short-term investments comprised of liquid public company stocks.

	2002	2001

	$	$
Beginning balance	1,249	447
Purchases	9,748	3,183
Reclassified from portfolio investments	1,102	—
Impairments	(4,011)	(1,957)
Dispositions	(5,017)	(424)

	3,071	1,249
AmeriSourceBergen Corp. (“Bergen”)	—	7,683

	3,071	8,932

During 2002, the Company recorded gains on the sale of short-term investments (excluding Bergen) of $1,494 (2001 — $182; 2000 — $1,103). During 2002, the Company recorded losses on the impairment of investments of $4,011 (2001 — $1,957; 2000 — $144) and as at December 31, 2002, has unrealized gains of $1,591 (2001 — $577; 2000 — $340). At December 31, 2002, the market value of the Company’s short-term investments is $4,662. Comparatively, at December 31, 2001, the market value of the Company’s short-term investments, excluding Bergen, was $1,826.

     Since 1999, the largest component of the Company’s short-term investments was its holding of the shares of Bergen, which it received as partial consideration for the sale of its pharmacy services operations in January 1999 to Bergen Brunswig Corp. The Company’s ability to liquidate shares was, subject to the sale agreement, phased in over an 18 month period following the sale. Subsequent to the initial share price declines and recognized impairment losses, the Company decided it was appropriate to hold the securities, disposing of them in an orderly fashion through to 2002. During the post impairment period the Company realized $96,304 in gains as follows:

	Opening				Closing
	carrying value	Impairments	Gains	Proceeds	carrying value	Market Value

	$	$	$	$	$	$
1999	207,035	(142,084)	—	—	64,951	64,951
2000	64,951	(21,888)	27,153	(46,833)	23,383	67,110
2001	23,383	—	42,578	(58,278)	7,683	32,755
2002	7,683	—	26,573	(34,256)	—	—

		(163,972)	96,304	(139,367)

6 REAL ESTATE ASSETS

(a) Income producing properties

Income producing properties are as follows at December 31:

		2002			2001

			Accumulated	Net book	Net book
Property	Location	Cost	depreciation	value	value

		$	$	$	$
Portage Place	Peterborough, Ontario	15,855	83	15,772	—
Southland Mall	Winkler, Manitoba	5,983	30	5,953	—
Suncoast Mall	Goderich, Ontario	6,393	33	6,360	—
Willowcreek Mall I	Peterborough, Ontario	3,834	20	3,814	—
Humboldt Mall	Humboldt, Saskatchewan	958	5	953	—
1250 Steeles Ave. West I	Brampton, Ontario	2,098	31	2,067	2,081

		35,121	202	34,919	2,081

Income producing properties have been pledged as collateral for certain of the mortgages and/or loans outlined in note 11.

     Depreciation for income producing properties for 2002 was $200 (2001 — $2; 2000 — $nil).

(b) Properties under development

Properties under development are as follows at December 31:

Property	Location	2002	2001

		$	$
Willowcreek II	Peterborough, Ontario	2,624	—
1250 Steeles Ave. West II	Brampton, Ontario	439	352

		3,063	352

Properties under development have been pledged as collateral for certain of the mortgages and/or loans outlined in note 11.

7 LOANS RECEIVABLE

Loans receivable are as follows at December 31:

	2002	2001
	$	$

Share purchase loans	5,873	5,680
Other	600	1,625

	6,473	7,305

The share purchase loans have been granted to certain key employees and former employees. The loans are non-interest bearing and are collateralized by the shares purchased and personal guarantees. At December 31, 2002, share purchase loans outstanding are for the purchase of 3,131,761 (2001 — 2,921,761) common shares of the Company having a market value of $5,543 (2001 — $5,055). These loans have various maturity dates ranging from December 17, 2004 to February 25, 2012. As these loans are non-interest bearing, the fair value of these loans is $4,393 (2001 — $4,480).

8 PORTFOLIO INVESTMENTS

     Portfolio investments are as follows at December 31:

	2002	2001

	$	$
Core Communications Corporation	1,093	1,093
Systeam Holdings LLC	1,000	1,000
HIP Interactive Corp.	—	1,014
Proscape Technologies Inc.	902	—
Impower Inc.	775	—
DBP Group Holdings Inc.	399	399
Other	251	713

	4,420	4,219

During 2002, the Company recognized an impairment of $640 (2001 — $19,340; 2000 — $2,581) on its portfolio investments where the decline in value was considered other then temporary in nature. The estimated fair value of the Company’s portfolio investments approximates its carrying value as at December 31, 2002 and 2001.

     Core Communications Corporation provides internet and data communications solutions for the meetings and hospitality industries.

     Systeam Holdings LLC owns an Italian software development and consulting firm.

     HIP Interactive Corp. is a provider of electronic entertainment, including PC and video games, movies and proprietary games and accessories.

     Proscape develops, markets and supports marketing and sales information systems for middle market and Fortune 1000 companies. On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment since that date, and the Company ceased consolidating Proscape as of that date.

     Impower Inc. provides transaction-based Internet direct marketing and electronic database management products and services. At December 31, 2001, the Company had loans receivable from Impower Inc. and its wholly owned subsidiary Datamark of $1,025. In 2002, $250 of these loans were repaid with the remainder being converted to equity in Impower consisting of voting, non-voting and preferred shares. As such, these loans were classified as portfolio investments in 2002.

     DBP Group Holdings Inc. (formerly ci4net.com Inc.) provides Internet infrastructure technologies and operational and management resources.

9 PROPERTY, PLANT AND EQUIPMENT

	2002

		Accumulated
	Cost	depreciation	Net
	$	$	$

Telecommunications network equipment	14,432	(5,015)	9,417
Furniture, fixtures and office equipment	4,281	(1,615)	2,666
Leasehold improvements	343	(128)	215
Software and information systems	682	(323)	359

	19,738	(7,081)	12,657

	2001

		Accumulated
	Cost	depreciation	Net
	$	$	$

Building	632	(23)	609
Telecommunications network equipment	11,135	(844)	10,291
Furniture, fixtures and office equipment	4,015	(1,679)	2,336
Leasehold improvements	117	(58)	59
Software and information systems	2,133	(35)	2,098

	18,032	(2,639)	15,393

Depreciation expense for 2002 was $3,910 (2001 — $4,117; 2000 — $170).

     Included in telecommunications network equipment is $9,781 in assets under capital leases as at December 31, 2002 (2001 — $10,138). Accumulated depreciation on these leased assets was $3,932 as at December 31, 2002, (2001 — $1,675).

10 INTANGIBLE ASSETS AND GOODWILL

Details of acquired intangible assets and goodwill are as follows:

	2002

	Amortization		Accumulated
	period	Cost	amortization	Net

		$	$	$
Telecommunications technology	60 months	13,628	(6,884)	6,744
Customer contracts and relationships	60 months	1,786	(20)	1,766
Agent relationships	36 months	588	(15)	573
Agent contracts	12 months	250	(15)	235

		16,252	(6,934)	9,318

	2001

	Amortization		Accumulated
	period	Cost	amortization	Net

		$	$	$
Telecommunications technology	60 months	13,628	(3,929)	9,699
Goodwill		4,271	(837)	3,434

		17,899	(4,766)	13,133

Amortization expense for intangible assets for 2002 was $3,005 (2001 — $4,730; 2000 — $35).

     As at December 31, 2002, goodwill is reported as $nil due to the deconsolidation of Proscape (note 3), the sale of SageBiopharma Inc. and its inclusion in discontinued operations (note 18).

11 ACCRUED LIABILITIES

	restated (1)
	2002	2001
	$	$

Telecommunications network accrued liabilities	9,540	6,486
Sales and other taxes payable	2,362	726
Accrued payroll and payroll related expenses	2,647	3,629
Litigation settlement and related accruals	1,020	3,494
Accrued interest	986	318
Accrued legal fees	430	1,504
Other accrued liabilities	3,907	10,112

	20,892	26,269

(1) On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

12 DEBT

(a) Mortgages and loans payable

Details of mortgages and loans payable as at December 31 are as follows:

			2002			2001
		Effective
	Maturity	interest		Current	Long-term		Current	Long-term
	date	rate	Total	portion	portion	Total	portion	portion

			$	$	$	$	$	$
Portage Place	Mar. 1/08	7.04%	8,536	327	8,209	—	—	—
Southland Mall	Sep. 01/08	7.84%	4,440	110	4,330	—	—	—
Suncoast Mall	Feb. 01/08	7.10%	3,844	148	3,696	—	—	—
Willowcreek Mall	Dec. 01/09	8.28%	3,308	57	3,251	—	—	—
1250 Steeles Ave. West (i)	Demand	Prime+1%	1,709	—	1,709	1,696	—	1,696

Canadian $ denominated debt			21,837	642	21,195	1,696	—	1,696

Note payable to service provider	Demand	7.00%	747	747	—	747	42	705
Note payable to network provider	Jul. 1/04	10.00%	396	242	154	613	219	394
Note payable, Winter Harbor (ii)	Demand	Prime+9%	1,999	1,999	—	1,999	1,999	—
Note payable to RSL estate	Mar. 31/04	10%, imputed	881	—	881	—	—	—
Corporate debenture	Nov. 15/06	8.50%	298	—	298	298	—	298
Building mortgage payable	Aug. 17/12	9.84%	—	—	—	797	42	755

US $ denominated debt			4,321	2,988	1,333	4,454	2,302	2,152

Total - Mortgages and loans payable			26,158	3,630	22,528	6,150	2,302	3,848

(i)	On April 8, 2003, the Company entered into an agreement to extend the maturity date with the lender to April 1, 2004, under the same terms and thus the facility has been classified as long-term.

(ii)	As of September 30, 2001 I-Link was in default on an equipment lease. This lease was collateralized by a letter of credit issued by an affiliate of Winter Harbor LLC, a former majority shareholder of I-Link. On October 11, 2001, the leasing company drew against the letter of credit in the amount of $1,999. At that time, the Company recorded the liability related to this draw on the letter of credit in the consolidated financial statements. On October 26, 2001, I-Link received a demand for payment from Winter Harbor LLC for the amount of the draw on the letter of credit and interest (at prime plus 9%) since October 11, 2001. I-Link is evaluating Winter Harbor LLC’s demand in light of the various agreements entered into among I-Link, Counsel Communications LLC and Winter Harbor LLC.

(b) Revolving credit facility

The Company has a facility that enables the Company to borrow up to a maximum of $20,000 subject to certain restrictions and borrowing base limitations. The maximum available borrowing base is determined as a specific percentage of eligible accounts receivable in WorldxChange, a subsidiary in which, through I-Link, the Company has an indirect ownership interest of 60.2% as at December 31, 2002. The balance outstanding is reduced by the application of payments received on collection of accounts receivable on a daily basis. The facility bears interest at United States prime + 1.75% with a minimum interest rate of 6%. Outstanding balances under the loan are collateralized by substantially all the assets of WorldxChange. Additionally, the loan contains certain financial covenants related to WorldxChange for 2003 and 2004. At December 31, 2002 borrowings under this facility are $9,086 (2001 — $6,996) with $2,634 of unused availability under the facility. The facility expires in December 2004.

(c) Principal repayments

Principal repayments of debt are due as follows:

	Canadian dollar	US dollar	Total
	denominated debt	denominated debt	debt

	$	$	$
2003	642	2,988	3,630
2004	688	1,035	1,723
2005	736	—	736
2006	700	298	998
2007	655	—	655
Thereafter	18,416	—	18,416

	21,837	4,321	26,158

The estimated fair value of the Company’s debt approximates its carrying value at December 31, 2002 and 2001.

(d) Interest expense

Interest charges consist of:

	2002	2001	2000
	$	$	$

Interest costs:
Mortgages and loans on income producing properties and properties under development	783	4	—
Convertible debentures	3,317	3,688	3,749
Capital leases	635	329	—
Revolving credit line	447	25	—
Other	956	1,631	20
Less:
Interest capitalized to properties under development	(107)	(1)	—
Interest on convertible debenture charged to equity	(3,029)	(3,159)	(3,017)

Interest expense	3,002	2,517	752

13 COMMITMENTS, CONTINGENCIES, GUARANTEES AND CONCENTRATIONS

(a) Commitments

Future minimum payments required under capital leases, operating leases and usage commitments consist of the following as at December 31:

	Capital	Operating	Usage
	leases	leases	commitments (i)
	$	$	$

2003	3,036	5,332	14,184
2004	3,015	4,947	923
2005	1,514	1,834	—
2006	—	1,078	—
2007	—	467	—
Thereafter	—	186

	7,565	13,844	15,107

Less: Amount representing interest at rates of approximately 8% to 12%.	705

Present value of net minimum lease payments	6,860
Less: current portion	2,714

Long-term obligations under capital leases	4,146

(i)	Communication subsidiaries have various agreements with U.S. national carriers to lease local access spans and to purchase carrier services. The agreements contain minimum usage commitments with termination penalties up to 100% of the remaining commitment.

(b) Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

     I-Link had been engaged in legal proceedings with Red Cube International AG (“Red Cube”). On July 9, 2002, an evidentiary hearing was held before a panel of arbitrators of the American Arbitration Association (“AAA”) and an award was issued in favour of I-Link effective October 7, 2002. The AAA panel dismissed all of Red Cube’s claims with prejudice and determined that it was Red Cube that had breached the agreements between the parties. The arbitration panel awarded I-Link $6,700 in damages against Red Cube. I-Link has recorded a valuation allowance of $6,700 to reflect uncertainty associated with collectibility of the award. The amounts awarded will be recorded as income of the Company when payment is received.

(c) Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $33,506. One of these mortgages, amounting to $25,678, is payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. Long-term care facilities of this limited partnership, which are leased to the Company, are pledged as collateral. The Company’s guarantee for this mortgage expires in 2004.

     In addition, the Company has provided a guarantee of $7,828 for another mortgage of another limited partnership, in which the Company has no equity interest, which expires in 2015.

(d) Concentrations

The Company utilizes the services of certain Local Exchange Carriers (“LECs”) to bill and collect from customers. Approximately 93% and 94% of revenues in the year ended December 31, 2002 and the period from June 4, 2001 (date of acquisition of WorldxChange) to December 31, 2001 were derived from customers billed to LECs. If the LECs were to refuse to provide such services in the future, the Company would be required to significantly enhance its billing and collection capabilities in a short amount of time and its collection experience could be adversely affected during this transition period.

     The Company depends on certain large telecommunications carriers to provide network services for significant portions of the Company’s telecommunications traffic. If these carriers were to refuse to provide such services in the future, the Company’s ability to provide services to its customers would be adversely affected and the Company might not be able to obtain similar services from alternative carriers on a timely basis.

14 CONVERTIBLE DEBENTURES PAYABLE

	2002	2001
	$	$

Liability component of debentures payable	2,515	4,801

On October 31, 1996, the Company issued $50,000 of convertible, unsecured, subordinated debentures bearing interest at 6% per annum payable semi-annually on April 30 and October 31 and maturing on October 31, 2003. The Company may redeem the debentures at any time on or after November 1, 2001 at par, plus accrued interest.

     The Company may elect to satisfy its obligation to pay principal upon redemption or at maturity by the issuance of its own common shares to the holders of the debentures. The number of shares to be issued is obtained by dividing the face amount of the debentures by 95% of the weighted average trading price of the common shares for the 20 consecutive trading days, ending on the fifth trading day prior to the date of notice of such election.

     The debentures are convertible into common shares of the Company at the option of the holder at any time prior to the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption at a conversion price of $11.47 per share.

     As a result of the debentures being convertible into common shares of the Company at the option of the holder and the Company’s option to satisfy its obligations to pay principal upon redemption or maturity by the issuance of its own common shares, the debentures have both liability and equity components.

     At issuance on October 31, 1996, these components were as follows:

$

Financial liability component — present value of future interest obligations at a discount rate of 8.15%	15,852
Principal equity component — present value of principal obligation at maturity at a discount rate of 8.15%	28,868
Holder option equity component	5,280

Face amount	50,000

During 2002, pursuant to normal course issuer bids, the Company purchased for cancellation $200 (2001 — $5,740) of debentures for cash consideration of $141 (2001 — $3,180) which reduced the liability component of the debentures payable by $9 (2001 — $720). As a result of the cancellation of repurchased debentures, the outstanding face amount as at December 31, 2002 is $42,561 (2001 — $42,761). The fair value of the debentures as at December 31, 2002 is $27,882 (2001 — $23,519).

     On December 12, 2002, the Company renewed its normal course issuer bid through the facilities of The Toronto Stock Exchange to purchase up to $2,128 face value of the debentures, or 5% of the outstanding debentures, from December 16, 2002 until October 31, 2003, the maturity date of the debentures.

15 CAPITAL STOCK

The authorized capital stock consists of an unlimited number of common and preferred shares.

     During 2002, pursuant to normal course issuer bids, the Company acquired 748,000 (2001 — 1,444,000; 2000 — 1,688,000) common shares for cancellation for cash of $1,532 (2001 — $2,722; 2000 — $4,730). The excess of the average issue price over the repurchase price is credited to contributed surplus. During 2002, $1,886 was credited to contributed surplus (2001 — $3,878; 2000 — $2,220).

     On December 12, 2002, the Company renewed its normal course issuer bid through the facilities of The Toronto Stock Exchange to purchase up to 1,089,000 common shares, or 5% of the outstanding common shares, from December 16, 2002 through to December 15, 2003.

16 STOCK-BASED COMPENSATION PLANS

Counsel plans

Under the 1992 Director, Officer and Employee Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 2,700,000 common shares. Under the 1997 Stock Option Plan, the Company may grant options to its directors, officers, employees and any other person or company engaged to provide ongoing management or consulting services for the Company for up to 4,200,000 common shares. Under both plans, the exercise price of each option equals the market price of the Company’s common shares on the date of grant. Unless otherwise provided, the maximum term of the grant is six years from the date of initial vesting of any portion of the grant and options vest 20% on the date of grant and 20% on each of the first through fourth anniversaries of the grant date. All unvested options vest upon a change of control of the Company.

     A summary of the status of the Company’s stock option plans and changes during the years is as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	(in thousands)	CDN$	(in thousands)	CDN$	(in thousands)	CDN$

Outstanding — beginning of year	3,181	10.03	3,192	13.04	3,570	14.11
Granted	608	2.81	1,045	3.20	564.00	6.63
Exercised	—	—	—	—	-92.00	2.30
Forfeited	(94)	9.05	(1,056)	12.38	(850)	14.46

Outstanding — end of year	3,695	8.87	3,181	10.03	3,192	13.04

Options exercisable — end of year	2,072	13.21	1,922	13.80	2,173	13.91

     The following table summarizes the stock options outstanding and exercisable as at December 31, 2002:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life	price	exercisable	price
CDN$	(in thousands)	(years)	CDN$	(in thousands)	CDN$

2.39 to 5.60	1,767	6.84	3.12	236	3.79
5.90 to 10.40	360	2.36	9.08	268	9.32
12.40 to 15.20	950	0.01	13.72	950	13.72
16.40 to 18.00	618	0.2	17.71	618	17.71

	3,695	3.54	8.87	2,072	13.21

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plans. Options are granted with an exercise price that is equal to the market value of the underlying stock at the date of grant and accordingly, no compensation expense has been recognized.

     As the Company has elected to use the intrinsic value method, the following disclosures are required to give pro-forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	Restated (1)
	2002	2001	2000
	$	$	$

Net loss, as reported	(28,931)	(62,213)	(45,433)
Pro forma adjustments	(1,995)	(4,249)	(580)

Pro forma net loss for the year	(30,926)	(66,462)	(46,013)

Pro forma net loss per share	(1.53)	(3.02)	(1.97)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

For purposes of these pro-forma disclosures, the fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 5.0%; expected dividend yields of nil%; expected lives of six years; and expected volatility of 60.0%, 65.5% and 48.7%. The pro forma disclosures in 2002 and 2001 include the effects of options issued by I-Link following the acquisition of I-Link by the Company.

     The Black-Scholes model requires highly subjective assumptions, including volatility and the expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

     The Company plans to grant additional stock options each year and as a result, the above pro forma amounts are not likely to be representative of the effects on reported net loss for future years.

I-Link plans

At December 31, 2002, I-Link has several stock-based compensation plans. I-Link applies the intrinsic value method of APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed option plans.

A summary of the status of I-Link’s stock option plans and warrants and changes during the years it was controlled by Counsel is as follows:

	2002		2001

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of shares	price	of shares	price
	(in thousands)	$	(in thousands)	$

Outstanding — beginning of year	28,033	2.27	45,355	2.57
Granted	95	—	20,509	0.76
Exercised	—	—	—	—
Expired	(2,605)	6.34	(1,643)	3.43
Forfeited	(354)	4.27	(36,188)	1.42

Outstanding — end of year	25,169	1.82	28,033	2.27

Options and warrants exercisable — end of year	25,137	1.82	27,090	2.21

The following table summarizes the stock options and warrants outstanding and exercisable as at December 31, 2002:

				Options and warrants
	Options and warrants outstanding			exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of	outstanding	life	price	exercisable	price
exercise prices	(in thousands)	(years)	$	(in thousands)	$

$0.07 to $ 1.00	15,336	0.60	0.60	15,311	0.60
$1.13 to $ 3.00	2,813	6.32	2.61	2,813	2.61
$3.14 to $ 5.87	6,403	4.25	3.93	6,403	3.93
$6.25 to $ 13.88	617	7.09	6.55	610	6.55

	25,169	2.32	1.82	25,137	1.82

In June 2001, the Company received warrants to purchase 15,000,000 common shares of I-Link at $1.60 per share.

17 INCOME TAXES

The Company’s income tax provision (recovery) differs from the recovery computed at statutory rates as follows:

	Restated (1)
	2002	2001	2000
	$	$	$

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(327)	(19,961)	(7,797)

Income tax expense (recovery), based on a statutory income tax rate of 38.62% (2001 — 41.74%; 2000 — 43.95%)	(126)	(8,331)	(3,426)
Increase (decrease) in income taxes resulting from:
Change in valuation allowance relating to continuing operations	9,850	10,270	3,830
Effect of change in income tax rates	190	5,932	126
Non-taxable items	—	5,242	(486)
Non-deductible items	2,200	4,264	—
Lower effective tax rate of foreign subsidiaries	(636)	267	2
Large corporations tax provision (recovery) and other taxes	160	64	(52)
Other	(1,983)	2,193	—

Actual income tax provision (recovery)	9,655	19,901	(6)

Represented by:
Current income tax provision (recovery)	(1,206)	683	(1,521)
Future income tax provision (recovery)	10,701	19,154	1,567
Large corporations tax provision (recovery)	160	64	(52)

	9,655	19,901	(6)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

An analysis of earnings (loss) before income taxes, non-controlling interest and discontinued operations by country is as follows:

	Restated (1)
	2002	2001	2000
	$	$	$

Canada	(9,488)	(14,085)	6,241
United States	9,161	(5,876)	(14,038)

	(327)	(19,961)	(7,797)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The Company’s income tax provision (recovery) by country is as follows:

	2002	2001	2000
	$	$	$

Canada
Current provision (recovery)	160	740	(52)
Future provision (recovery)	(1,190)	3,389	1,116

	(1,030)	4,129	1,064

United States
Current provision (recovery)	(1,206)	7	(1,521)
Future provision	11,891	15,765	451

	10,685	15,772	(1,070)

Total
Current provision (recovery)	(1,046)	747	(1,573)
Future provision	10,701	19,154	1,567

	9,655	19,901	(6)

The composition of the Company’s net future income tax assets and liabilities as at December 31 is as follows:

	Restated (1)
	2002	2001
	$	$

Current future income tax asset:
Deferred revenue	2,144	146
Basis differences of investments	2,823	—
Accrued charges and reserves currently not deductible for income taxes	562	884
Valuation allowance	(5,255)	(60)

Net current future income tax asset	274	970

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

	2002	2001
	$	$

Long-term future income tax asset:
Deferred revenue	—	936
Accrued charges and reserves currently not deductible for income taxes	1,562	1,311
Acquired intangible assets	3,435	3,503
Amortization of deferred compensation	1,933	1,933
Basis differences of property, plant and equipment	1,708	—
Other	150	450
Net losses available for carry-forward	57,392	48,113
Valuation allowance	(66,180)	(55,723)

	—	523
Long-term future income tax liability:
Basis differences of investments	(33,045)	(19,690)
Basis differences of property, plant and equipment	(1,638)	(1,066)
Other	(1,867)	(3,049)

Net long-term future income tax liability	(36,550)	(23,282)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The amount recognized in the consolidated financial statements for long-term future income tax liabilities includes estimates made by management. It is reasonably possible that the amounts recognized could change by a material amount in the near term.

     At December 31, 2002, certain operating subsidiaries in Canada and certain tax groups in the United States had federal net operating (non-capital) tax loss carryforwards available of approximately $145,000 to reduce future income taxes. These loss carryforwards expire between 2006 and 2022. The utilization of approximately $79,000 of total net operating loss carryforwards against future taxable income will be subject to an annual limitation of approximately $2,246 per annum because of the change in ownership tax rules in the United States associated with the acquisition of I-Link in 2001. Therefore, as a result of this annual limitation and the expiration of these net operating loss carryforwards, approximately $45,000 of the $79,000 net operating loss carryforwards generally may only be available for utilization. In addition, certain operating subsidiaries in Canada and tax groups in the United States have capital losses with no expiry limit aggregating approximately $10,600 available for application against future capital gains.

     In the United States, certain entities are subject to U.S. state income tax in multiple jurisdictions. Available state tax loss carryforwards differ by jurisdiction and have not been presented.

18 DISCONTINUED OPERATIONS

The Company has a number of discontinued operations, some of which have been sold while others are the subject of formal plans of disposal.

     Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

     Medical products and services (“MPS”) represents the discontinued medical products operations, pharmaceutical products operations, pharmacy services operations and home health care operations.

     A summary of the carrying value of the assets and liabilities for discontinued operations as at December 31 is as follows:

	2002

			Long-term
	MPS	Communications	care	Total

	$	$	$	$
Assets
Current
Cash and cash equivalents	26	—	1,020	1,046
Accounts receivable	188	—	355	543
Other assets	250	—	400	650

	464	—	1,775	2,239

Long-term
Mortgage receivable	—	—	1,528	1,528
Property, plant and equipment, net	50	1,080	18,424	19,554
Telecommunications technology	—	270		270
Property, plant and equipment, net	—	—	—	—
Goodwill, net	—	—	246	246

	50	1,350	20,198	21,598

	514	1,350	21,973	23,837

Liabilities
Current
Accounts payable and accrued liabilities	536	—	5,976	6,512
Deferred revenue	—	—	576	576
Mortgages and loans payable	—	—	181	181

	536	—	6,733	7,269

Long-term
Deferred revenue			115	115
Mortgages and loans payable	—	—	11,540	11,540
Non-controlling interest	161	—	—	161

	161	—	11,655	11,816

	697	—	18,388	19,085

	2001

			Long-term
	MPS	Communications	care	Total

	$	$	$	$
Assets
Current
Cash and cash equivalents	733	—	1,558	2,291
Accounts receivable	320	—	129	449
Other assets	822	—	284	1,106
Receivable from purchaser, net	4,460	—	—	4,460

	6,335	—	1,971	8,306

Long-term
Mortgage receivable	—	—	1,516	1,516
Property, plant and equipment, net	1,335	8,553	19,280	29,168
Telecommunications technology	—	270	—	270
Goodwill, net	933	—	285	1,218

	2,268	8,823	21,081	32,172

	8,603	8,823	23,052	40,478

Liabilities
Current
Accounts payable and accrued liabilities	3,061	—	4,986	8,047
Deferred revenue	—	—	576	576
Mortgage and loans payable	—	—	166	166

	3,061	—	5,728	8,789

Long-term
Deferred revenue	—	—	769	769
Mortgage and loans payable	—	—	11,629	11,629
Non-controlling interest	702	—	—	702

	702	—	12,398	13,100

	3,763	—	18,126	21,889

     The composition of earnings (loss) from discontinued operations for the years ended December 31 is as follows:

	2002	2001	2000
	$	$	$

Medical products and services (“MPS”):
Medical products operations (i)	(2,852)	(5,319)	(3,838)
Pharmaceutical products operations (ii)	(707)	4,519	(32,419)
Pharmacy services operations (iii)	(1,958)	(1,716)	(1,035)
Home health care operations (iv)	—	—	(602)
Communications operations (v)	(12,508)	(23,430)	—
Long-term care operations (vi)	(924)	2,057	252

	(18,949)	(23,889)	(37,642)

(i)  Medical products operations

During the third quarter of 2002, the Company adopted a formal plan of disposal for its medical products business segment. Effective October 4, 2002, the Company disposed of its interest in Sage BioPharma, Inc., through a sale that raised net proceeds of $1,400. The Company incurred a loss on disposition of $463.

     A summary of results of the Company’s discontinued medical products operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	3,051	3,641	2,924

Loss on sale	(463)	—	—
Operating losses	(1,308)	(5,407)	(3,838)

Loss before income taxes	(1,771)	(5,407)	(3,838)
Income taxes	(1,229)	—	—
Non-controlling interest	148	88	—

Loss from discontinued operations	(2,852)	(5,319)	(3,838)

(ii)  Pharmaceutical products operations

Effective May 23, 2000, the Company adopted a formal plan of disposal for the pharmaceutical products business of FARO Pharmaceuticals Inc. through the disposition of its rights, including trademarks, copyrights and regulatory filings in certain pharmaceutical products. On May 1, 2001, the Company completed its disposition for proceeds of $67,000, consisting of $54,000 paid on closing, $8,000 paid 60 days subsequent to the closing and a further $5,000 payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing. Accordingly, the Company reflected the results of operations to May 23, 2000 from this business as discontinued operations and adjusted the carrying value of its investment in the pharmaceutical products business to reflect both the estimated losses from operations subsequent to the measurement date and the estimated net realizable value of its investment.

     During 2001, the Company successfully reduced certain costs related to these discontinued operations. This resulted in a recovery of $4,519, net of related costs of $2,494 and income taxes of $4,487.

     In May 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding its disposal of its pharmaceutical products business in 2001. During the course of the settlement, it became known that the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company assessed the impact of this dispute and wrote down its receivable from the purchaser to reflect the related collection risk. The loss from discontinued operations includes expenses totalling $707.

     A summary of results of the Company’s discontinued pharmaceutical products operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	—	—	11,223

Loss before income taxes	—	—	(246)
Income taxes	—	—	12
Non-controlling interest			(197)

Loss from operations	—	—	(61)
Gain (loss) subsequent to measurement date after income taxes of $nil
(2001 — $4,487; 2000 — ($18,958))	(707)	4,519	(32,358)

Earnings (loss) from discontinued operations	(707)	4,519	(32,419)

(iii)  Pharmacy services operations

Effective November 6, 1998, the Company adopted a formal plan of disposal for its pharmacy services operations through the disposition of its interest in Stadtlander Drug Company, Inc. (“Stadtlander”). Discontinued pharmacy services operations include the specialty retail pharmacy business of Stadtlander. The Company sold Stadtlander to Bergen in January 1999. Subsequent to the measurement date, the Company has recorded losses of $1,958 (2001 — $1,716; 2000 — $1,035) after income tax benefits. These losses are due to the cost of the litigation settlement pertaining to Bergen.

(iv)  Home health care operations

Effective November 6, 1998, the Company adopted a formal plan of disposal for its home health care operations through the disposition of its interest in American HomePatient Inc. (“AHOM”). Accordingly, the Company adjusted the carrying value of its investment in AHOM to reflect both the estimated future operating losses and estimated net realizable value of its investment. During 1999, the net realizable value of the Company’s interest in AHOM declined from its December 31,

1998 level. As a result, management determined that a sale of the Company’s interest in AHOM did not offer an optimal return to the Company’s shareholders and, as an alternative, the Company sought and received regulatory approval to distribute the shares as a dividend in-kind. At December 31, 1999, the Company adjusted the carrying value of its investment in AHOM, resulting in an estimated after-tax loss of $14,529. The market value declined prior to the time the dividend was paid and a further after-tax loss of $602 was recorded in 2000.

(v)  Communications operations

During the fourth quarter, the Company’s subsidiary, I-Link, adopted a formal plan of disposal for its VoIP network and customers. On December 6, 2002, I-Link entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United Inc. (“Buyers United”). The sale includes the physical assets required to operate I-Link’s nationwide network using its patented VoIP technology (constituting the core business of ILC) and a license in perpetuity to use I-Link’s proprietary software platform. The sale is expected to close in the second quarter of 2003. The sale proceeds consist of 300,000 shares of Series B convertible preferred stock (8% dividend) of Buyers United, subject to adjustment in certain circumstances, of which 75,000 are subject to an earn-out provision (contingent consideration) based on future events related to ILC’s single largest customer. The earn-out takes place over a fourteen-month period beginning January 2003, on a monthly basis. The Company will recognize the value of the earn-out shares when and if earned. As the value of the consideration received is less than the book value of the assets sold, the Company recorded an impairment charge of $1,587 which has been included in the loss from discontinued operations for 2002.

     A summary of the results of the Company’s discontinued communications operations for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
	$	$

Revenues	7,806	16,803

Loss before income taxes	(12,508)	(23,430)
Income taxes	—	—

Loss from discontinued operations	(12,508)	(23,430)

(vi)  Long-term care operations

     During the fourth quarter of 2002, the Company adopted a formal plan of disposal for its long-term care facilities. The Company expects to record a gain on the sale of these businesses, which is expected to close in 2003.

     A summary of results of the Company’s discontinued long-term care operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	32,629	31,604	32,045

Earnings (loss) before income taxes	(847)	3,147	252
Income taxes	77	1,090	—

Earnings (loss) from discontinued operations	(924)	2,057	252

19 SEGMENTED INFORMATION

The Company currently operates in two sectors, communications and real estate.

     The communications sector consists of the Company’s subsidiary, I-Link. I-Link operates in three reportable segments, Acceris Partners, Acceris Solutions and Acceris Technologies:

•	Acceris Partners includes the operations of WorldxChange (which was formerly reported as the dial-around segment), acquired in June 2001, and the former agent and residential business of RSL, which was acquired in December 2002. This segment offers dial-around and 1+ telecommunications products.

•	Acceris Solutions is the former Enterprise business of RSL which was acquired in December 2002. This segment offers voice and data solutions to enterprise customers.

•	Acceris Technologies is the former technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. The Company licenses certain developed technology to third party users.

     The real estate segment, which commenced operations in 2001, is comprised of the Company’s investment in six income producing properties in Canada, five of which were acquired in 2002.

     Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income. The accounting policies for the segments are the same as those described in note 2 to these consolidated financial statements.

     As a result of the disposal of certain communications operations of I-Link as well as the Company’s plan to discontinue its long-term care operations and medical products business, operating segments relating to these businesses are no longer disclosed, and prior period information has been restated to conform to the current period presentation as discontinued operations. Consequently, the Company does not have operating segments to report for 2000.

	Restated (1)
	2002

	Restated (1)
	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	Estate	Corporate	Total

	$	$	$	$	$	$
Revenues
Canada	—	—	—	3,343	—	3,343
United States	83,705	1,547	2,837	—	—	88,089

	83,705	1,547	2,837	3,343	—	91,432
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	49,745	1,191	—	—	—	50,936
Income producing properties	—	—	—	1,448	—	1,448
Selling, general and administrative	27,484	777	4,262	—	13,214	45,737
Research and development	—	—	1,399	—	—	1,399
Provision for doubtful accounts	5,966	33	—	—	—	5,999
Depreciation and amortization	4,056	158	2,123	199	579	7,115

Operating income/(loss) before undernoted items	(3,546)	(612)	(4,947)	1,696	(13,793)	(21,202)
Gains and other income:
Short-term investments	—	—	—	—	28,067	28,067
Other	356	—	—	—	426	782
Impairments and other losses:
Loss on sale of short-term investments	—	—	—	—	(4,011)	(4,011)
Portfolio investments	—	—	—	—	(640)	(640)
Other	—	—	—	—	(722)	(722)
Interest income	—	1	38	—	362	401
Interest expense	(1,160)	(19)	(579)	(676)	(568)	(3,002)

Segment earnings (loss)	(4,350)	(630)	(5,488)	1,020	9,121	(327)

Segment assets as of December 31
Canada	—	—	—	37,982	884	38,866
United States	8,516	2,963	9,318	—	294	21,091

	8,516	2,963	9,318	37,982	1,178	59,957

Capital expenditures	1,649	—	—	—	90	1,739
Other significant non-cash items:
Amortization of deferred revenue	—	(1,643)	—	—	—	(1,643)
Future income taxes	—	—	—	—	10,701	10,701
Accretion of liability component of debentures payable	—	—	—	—	289	289

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

	2001

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	Estate	Corporate	Total

	$	$	$	$	$	$
Revenues
Canada	—	—	—	11	—	11
United States	49,289	—	4,730	—	—	54,019

	49,289	—	4,730	11	—	54,030
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	35,546	—	—	—	—	35,546
Income producing properties	—	—	—	—	—	—
Selling, general and administrative	20,558	—	8,922	—	14,870	44,350
Research and development	—	—	2,162	—	—	2,162
Provision for doubtful accounts	839	—	—	—	—	839
Depreciation and amortization	2,286	—	5,072	3	1,488	8,849

Operating income/(loss) before undernoted items	(9,940)	—	(11,426)	8	(16,358)	(37,716)
Gains and other income:
Short-term investments	—	—	—	—	42,760	42,760
Portfolio investments	—	—	—	—	64	64
Sale of subsidiary	—	—	589	—	—	589
Retirement of debt	—	—	1,093	—	—	1,093
Impairments and other losses:
Short-term investments	—	—	—	—	(1,957)	(1,957)
Portfolio investments	—	—	—	—	(19,340)	(19,340)
Equity interests in significantly influenced companies	—	—	—	—	(5,582)	(5,582)
Interest income	—	—	81	—	2,564	2,645
Interest expense	(383)	—	(476)	(3)	(1,655)	(2,517)

Segment earnings (loss)	(10,323)	—	(10,139)	5	496	(19,961)

Segment assets as of December 31
Canada	—	—	—	2,433	818	3,251
United States	12,470	—	13,133	—	2,105	27,708

	12,470	—	13,133	2,433	2,923	30,959

Capital expenditures	1,117	—	—	—	46	1,163
Other significant non-cash items:
Amortization of deferred revenue	—	—	(3,197)	—	—	(3,197)
Future income taxes	—	—	—	—	19,154	19,154
Accretion of liability component of debentures payable	—	—	—	—	528	528

20 TRANSACTIONS WITH I-LINK

On October 15, 2002 the Company and I-Link, entered into an Amended and Restated Debt Restructuring agreement (“Amended Agreement”), which amended a July 25, 2002 Agreement. The Amended Agreement was approved by the I-Link board of directors on October 29, 2002. Closing of the Amended Agreement is to take place within three days after obtaining shareholder approval of an amendment to I-Link’s articles of incorporation, which is expected to occur in the second quarter of 2003. The principal terms of the Amended Agreement are that principal and accrued interest of $26,591 (as at October 15, 2002) owed by I-Link to the Company will be exchanged into common stock of I-Link at $0.18864 per share (representing the average closing price of I-Link’s common stock during May 2002). This will result in the issuance of 140,962,770 shares of I-Link common stock upon closing, and the Company’s equity position increasing to 85.0%.

     The Company has made a commitment to fund I-Link as required until April 30, 2004, through long-term inter-company advances or equity contributions. The Company will reimburse I-Link for all costs, fees and expenses, in connection with the Agreement and Amended Agreement, including Special Committee costs and costs related to obtaining shareholder approval of its articles of incorporation.

21 ADDITIONAL LOSS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share.

	Restated (1)
	2002	2001	2000

Basic and diluted loss per share:
Numerator:
Loss from continuing operations	(9,982)	(38,324)	(7,791)
Accretion of equity component of debenture payable	(3,029)	(3,159)	(3,017)

Loss available to common shareholders - continuing operations	(13,011)	(41,483)	(10,808)

Loss from discontinued operations	(18,949)	(23,889)	(37,642)

Denominator:
Weighted average common shares outstanding (000’s)	22,195	23,030	24,860

Basic and diluted loss per share from continuing operations	(0.59)	(1.80)	(0.43)

Basic and diluted loss per share from discontinued operations	(0.85)	(1.04)	(1.52)

Basic and diluted loss per share	(1.44)	(2.84)	(1.95)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

For the years ended December 31, 2002, 2001 and 2000, the Company excluded potential common share equivalents, incremental shares from stock options and shares issuable upon conversion of convertible debentures, from the loss per share calculation as they were anti-dilutive.

22 CONSOLIDATED STATEMENTS OF CASH FLOWS INFORMATION

	2002	2001	2000

	$	$	$
Cash paid (received) during the period:
Interest	5,401	5,564	4,122
Income tax	(334)	(541)	(1,308)
Non-cash investing and financing activities:
Equipment acquired under capital lease	—	9,535	—
Communications shares acquired on exchange of investment	—	11,908	—
Mortgages and loans assumed on acquisition of income producing properties	20,007	1,700	—

Supplementary information with respect to the consolidated statements of cash flows is as follows:

23 RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the consolidated statements of operations in accordance with U.S. GAAP:

			Year ended December 31,

			Restated (1) 2002	2001	2000
	Notes		$	$	$

Loss from continuing operations - Canadian GAAP			(9,982)	(38,324)	(7,791)
Market value adjustment on trading securities - net	(a	)	(23,481)	(18,417)	42,417
Depreciation of income producing properties	(b	)	(250)	—	—
Future income taxes			8,688	5,666	(15,179)
Revenue from income producing properties	(c	)	61	—	—
Interest on equity portion of convertible debentures	(d	)	(2,277)	(2,339)	(2,268)
Allocation of corporate costs to discontinued operations	(e	)	—	—	512
Gain on retirement of subsidiary debt			—	(1,093)	—

Earnings (loss) from continuing operations - U.S. GAAP			(27,241)	(54,507)	17,691

Loss from discontinued operations - Canadian GAAP			(18,949)	(23,889)	(37,642)
Transitional impairment amount of goodwill	(e	)	(1,000)	—	—
Long-term care facilities :	(e	)
Depreciation			(904)	(1,052)	(1,175)
Gain adjustment as a result of amortization methods			—	3,002	—
Interest on financing obligation			(1,694)	(1,742)	(1,912)
Adjustment to lease expense on long-term care facilities			3,248	2,697	2,866
Allocation of corporate costs to discontinued operations			—	—	(512)

Loss from discontinued operations - U.S. GAAP			(19,299)	(20,984)	(38,375)

Earnings from extraordinary items - Canadian GAAP
Gain on retirement of convertible debentures	(f	)	63	2,019	491
Gain on retirement of subsidiary debt			—	1,093	—

Earnings from extraordinary items - U.S. GAAP			63	3,112	491

Net loss - U.S. GAAP			(46,477)	(72,379)	(20,193)
Other comprehensive income items	(g	)	(37)	793	(8,442)

Comprehensive Income (loss)			(46,514)	(71,586)	(28,635)

Net loss per share - U.S. GAAP			(2.10)	(3.14)	(0.81)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

The following adjustments would be required in order to present the consolidated statements of shareholders’ equity in accordance with U.S. GAAP:

			Restated (1)
	Notes		2002	2001

			$	$
Shareholders’ equity - Canadian GAAP			4,884	35,494
Share purchase loans	(h	)	(5,873)	(5,680)
Convertible debentures classified as debt	(d	)	(40,046)	(37,960)
Sale of long-term care facilities as a financing obligation	(e	)	(16,566)	(19,599)
Unrealized gains on short-term investments net of tax of $588(:	(a	)	1,003	17,646
Difference in depreciation method	(e	)	(7,790)	(7,199)
Transitional impairment amount of goodwill not charged to equit	(e	)	—	1,000
Deferred financing costs on convertible debentures	(d	)	546	546
Difference in method of revenue recognition for income producir	(c	)	(61)	—

Shareholders’ equity - U.S. GAAP			(63,903)	(15,752)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

     The following is a restatement of balance sheet categories to reflect the application of U.S. GAAP:

	Restated (1)
	2002	2001
	$	$

Assets
Current assets
Cash and cash equivalents	9,004	23,066
Marketable securities - available for sale	4,662	34,581
Accounts receivable	17,357	19,376
Income taxes recoverable	3,329	2,202
Future income tax assets	274	970
Prepaid expenses and deposits	7,537	5,361
Assets of discontinued operations	2,289	10,574

	44,452	96,130
Long-term assets
Income producing properties	34,669	2,081
Properties under development	3,063	352
Loans receivable	600	1,025
Portfolio investments	4,420	4,219
Property, plant and equipment	12,657	15,393
Intangible assets	9,318	9,699
Assets of discontinued operations	22,709	31,866
Goodwill	—	3,434

	131,888	164,199

Liabilities
Current liabilities
Accounts payable and accrued liabilities	28,617	31,454
Current portion of deferred revenue	1,019	1,218
Revolving credit facility	9,086	6,996
Current portion of mortgages and loans payable	3,630	2,302
Current portion of capital leases	2,714	3,034
Convertible debentures payable	42,561	—
Liabilities of discontinued operations	8,517	10,823

	96,144	55,827
Long-term liabilities
Mortgages and loans payable	22,528	3,848
Capital leases	4,146	6,986
Convertible debentures payable	—	42,761
Future income tax liabilities	35,422	31,285
Liabilities of discontinued operations	37,551	39,244

	195,791	179,951
Shareholders’ Equity
Capital stock	89,088	92,611
Additional paid-in capital	7,983	6,097
Accumulated comprehensive income	4,076	4,113
Accumulated deficit	(165,050)	(118,573)

	(63,903)	(15,752)

	131,888	164,199

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

     Accumulated comprehensive income for the Company includes the cumulative unrealized gains or losses on securities available for sale and cumulative foreign currency translation adjustments. The effect on the Company’s results is as follows:

	2002	2001	2000
	$	$	$

Accumulated comprehensive income - beginning of year	4,113	3,320	11,762
Unrealized gains (losses) on available for sale securities	196	(411)	(6,872)
Reclassification adjustments for gains on sale for available for sale securities	—	—	(2,306)
Foreign currency translation	(233)	1,204	736

Other comprehensive income items	(37)	793	(8,442)

Accumulated comprehensive income - end of year	4,076	4,113	3,320

The composition of accumulated comprehensive income is as follows:

	2002	2001	2000
	$	$	$

Unrealized gains (losses) on available for sale securities	—	(196)	215
Cumulative foreign currency translation account	4,076	4,309	3,105

Accumulated comprehensive income - end of year	4,076	4,113	3,320

Summary of accounting policy differences:

(a) Short-term investments

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available for sale securities (short-term investments) be carried at market value with unrealized gains and losses net of income taxes included in results of operations. As a result, under U.S. GAAP, net loss for the year would have increased $23,481 in 2002 (2001 — $18,417; 2000 — $(42,417)) as the gains on sale recorded for Canadian GAAP in the year had already been recognized for U.S. GAAP.

(b) Depreciation of income producing properties

Accounting Research Bulletin No. 43 requires that the Company depreciate income producing properties using the straight-line method. As a result, under U.S. GAAP, net loss for the year would have increased $250 in 2002 (2001 — $ nil; 2000 — $ nil) while income producing properties would have decreased by a corresponding amount.

(c) Revenue from income producing properties

U.S. GAAP requires the Company recognize rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreement is recorded as deferred rent. As a result, under U.S. GAAP, net loss for the year would have decreased $61 in 2002 (2001 — $ nil; 2000 — $ nil) while deferred rent would have decreased by a corresponding amount.

(d) Interest on equity portion of convertible debentures

Under Canadian GAAP, CICA HB Section 3860, Financial Instruments, requires the separate presentation of the debt and equity components of a debt instrument, when such a debt instrument can be settled by the issuance of capital stock and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to Shareholders’ equity through the accretion of equity component of debentures payable. Under Emerging Issues Task Force (“EITF”) 90-91, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion, allocation of compound financial instruments is not acceptable. As a result, under U.S. GAAP, net loss for the year would have increased by $2,277 in 2002 (2001 — $2,339; 2000 — $2,268) while retained earnings would have decreased by a corresponding amount.

(e) Discontinued operations

The disposition of certain long-term care facilities by the Company in a previous year was recorded as a sale for Canadian GAAP purposes. This transaction is accounted for as a financing rather than a sale for U.S. GAAP purposes due to the Company’s continuing involvement in the properties.

     U.S. GAAP requires that the Company depreciate long-term care facilities using the straight-line method. As a result, under U.S. GAAP, net loss for the year would have decreased $904 in 2002 (2001 — $1,052; 2000 — $1,175) while assets from discontinued operations would have increased by a corresponding amount.

      EITF 87-24 does not permit the allocation of overhead to discontinued operations. As a result, under U.S. GAAP, earnings from continuing operations would have decreased $ nil in 2002 (2001 — $ nil; 2000 — $512) while earnings from discontinued operations would have increased by a corresponding amount.

     In 2001, the Company restated its previously reported consolidated financial statements with respect to U.S. GAAP to correct the accounting treatment for the disposition of certain long-term care facilities recorded in a previous year. The restatement of U.S. GAAP balances reduces the previously reported net loss for the year ended December 31, 2000 by $493; increases long-term assets as at December 31, 2000 by $10,068; increases current liabilities as at December 31, 2000 by $955; increases long-term liabilities as at December 31, 2000 by $29,522; and recognizes a credit balance of $3,105 in the cumulative foreign currency translation account as at December 31, 2000.

Goodwill and intangible assets

Commencing January 1, 2002, new generally accepted accounting principles in Canada and the United States, for intangible assets with an indefinite life and goodwill apply to the Company. Thus, U.S. GAAP pronouncement Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets (“FAS 142”), requires the effect of adoption to be recorded as a change in accounting principles, charged to earnings, in the period the change is effected. Under Canadian GAAP (note 2), the transitional amount is charged to retained earnings (CICA HB 3062).

     As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was determined relating to the impaired goodwill of SageBiopharma Inc.

     The table below discloses the pro-forma effect had the years ended December 31, 2001 and 2000 been subject to FAS 142:

	Restated (1)
	2002	2001	2000
	$	$	$

Earnings (loss) from continuing operations - U.S. GAAP	(27,241)	(54,507)	17,691
Goodwill amortization expense	—	(2,385)	(2,999)

Adjusted earnings (loss) from continuing operations - U.S. GAAP	(27,241)	(52,122)	20,690

Adjusted basic and diluted earnings (loss) per share from continuing operations	(1.23)	(2.26)	0.83

	Restated (1)
	2002	2001	2000

	$	$	$
Net loss as reported - U.S. GAAP	(46,477)	(72,104)	(20,193)
Goodwill amortization expense	—	(3,791)	(7,381)

Adjusted net loss	(46,477)	(68,313)	(12,812)

Adjusted basic and diluted net loss per share	(2.10)	(2.97)	(0.52)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

(f) Extraordinary items

Under Canadian GAAP, CICA HB Section 3480, “Extraordinary Items” only permits items to be disclosed as extraordinary when they do not depend primarily on the decisions or determinations by management or owners. Accordingly, the Company has not reported any items as extraordinary.

     Statement of Financial Accounting Standards No. 4, (“SFAS 4”) requires that when the Company retires its convertible debentures for less than face value, the gain is included in the determination of earnings as an extraordinary item. Under

CICA HB 3860, Financial Instruments, the equity component is included in contributed surplus.

     As a result, under U.S. GAAP, earnings from extraordinary items would have increased by $63 in 2002 (2001 — $2,019; 2000 — $491) while contributed surplus would have decreased by a corresponding amount.

     The Company also realized a gain on the retirement of subsidiary debt in 2001.

(g)  Comprehensive income

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available for sale securities, which include any security for which the Company has no immediate plans to sell but which may be sold in the future (portfolio investments), be carried at market value based on quoted market prices. Realized gains and losses, net of income taxes, including declines in value judged to be non-temporary are included in the determination of earnings. Unrealized gains and losses are recorded, net of income taxes, as a separate component of comprehensive income.

     Under Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, all changes in shareholders’ equity other than transactions with shareholders are included in comprehensive loss regardless of whether they are considered to be results of operations for the period.

     Under U.S. GAAP, changes in the cumulative translation account are included in other comprehensive income. Under Canadian GAAP, there is no concept of comprehensive income.

(h)  Share purchase loans

EITF 85-1, Classifying Notes Received for Capital Stock, requires that employee share purchase loans be presented as a deduction from capital stock. As a result, under U.S. GAAP, capital stock would have decreased $5,873 in 2002 (2001 — $5,680; 2000 — $2,595) while loans receivable would have decreased by a corresponding amount.

(i)  Stock-based compensation

Under Canadian GAAP, compensation cost is not recorded for stock-based compensation to employees. Under U.S. GAAP, the Company follows the intrinsic value method to measure stock-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and its interpretations. Under the intrinsic value method, the compensation cost would be measured as the difference, if any, between the fair value of the underlying stock on the date of grant and the exercise price of the option. For the years ended December 31, 2002, 2001 and 2000, no compensation costs resulted under U.S. GAAP.

     As the Company has elected to use the intrinsic value method, the following fair value disclosures are required under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”). Had compensation cost for the employee stock option plans been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS 123, the Company’s net loss and net loss per share would have changed to the pro forma amounts indicated below:

	Restated (1)
	2002	2001	2000
	$	$	$

Net loss - U.S. GAAP	(46,477)	(72,104)	(20,193)
Adjustments for SFAS 123	(1,995)	(4,249)	(580)

Pro forma net loss for the year	(48,472)	(76,353)	(20,773)

Pro forma net loss per share	(2.19)	(3.32)	(0.84)

(1)     On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

     The Company plans to grant additional stock options each year. As a result, the above pro forma adjustments for SFAS 123 are not likely to be representative of the effects on reported net loss for future years.

(j)  Impact of recently issued accounting pronouncements

Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 (“SAB 74”), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

     In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 is effective for fiscal years beginning on or after May 15, 2002. SFAS 145 will eliminate SFAS 4. SFAS 4 requires the presentation of debt extinguishment as an extraordinary item. Gains from debt extinguishment will now be reported by the Company in the results of continuing and discontinued operations. The impact for the year ended December 31, 2002 would be to decrease earnings from extraordinary items by $63 (2001 — $3,112; 2000 — $491) and increase earnings from discontinued operations by a corresponding amount.

     In June 2002, FASB issued No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 will be effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and EITF No. 94-3 relates to the requirements for recognition of a liability. SFAS requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previously, EITF No. 94-3 required the recognition of liabilities at the date of an entity’s commitment to an exit plan. The Company has not yet determined the impact, if any, of adopting SFAS 146.

     On August 15, 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective January 1, 2003 and is not expected to have a material impact on the Company’s results of operations or financial condition.

     In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. All provisions of SFAS 144 were adopted on January 1, 2002 for U.S. GAAP reporting purposes and did have an impact on the Company’s results of operations and financial position.

COUNSEL CORPORATION
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2003
(All dollar amounts are in thousands of US dollars, unless otherwise indicated)

INTRODUCTION

This interim management’s discussion and analysis (“MD&A”) of the results of operations of Counsel Corporation (“Counsel”, the “Company”) for the three months ended March 31, 2003 and its financial condition as at March 31, 2003 is based on the Company’s interim consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the guidance of the Canadian Institute of Public and Private Real Estate companies (“CIPREC”) and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2002 and the notes thereto. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at and for the three months ended March 31, 2003.

Restatement

Acceris Communications Partners, a division of I-Link Incorporated (“I-Link”), one of the Company’s subsidiaries, commenced the sale of a network service offering in November 2002 and ceased offering the service on July 23, 2003. Revenue from this network service offering was recorded as an element of telecommunication services. In the second quarter of 2003, I-Link determined that collectibility of the amounts billed to customers for this service was not reasonably determinable at the time of billing. Accordingly, I-Link has retroactively changed its method of accounting for revenues from this network service offering from the accrual method to recognition of revenue when actual cash collections to be retained by it are finalized. Under the agreements with the local exchange carriers, cash collections remitted to I-Link are subject to adjustment generally within two to four months. Associated with this change in the timing of revenue recognition, related commissions (included in selling, general and administrative expense) and related estimated bad debt expenses based upon accrual method of accounting, have been reversed. All other direct expenses such as telecommunications network expenses are expensed as incurred and totaled $1,994 and $6,205 in the fourth quarter of 2002 and the first quarter of 2003, respectively. An estimate of commission expense of $723 has been recognized in the first quarter of 2003 which, coupled with a reversal (due to the change from the accrual method of accounting) of a commission adjustment of $599 as originally reported, resulted in an adjustment of $1,322 to commissions expense. The effect of this change is to increase in the Company’s net loss by $3,504 and $11,973 or $0.16 and $0.56 per share for the fourth quarter of 2002 and the first quarter of 2003, respectively. As of March 31, 2003, I-Link has collected net cash of $5,125 from this network service offering for which no revenue recognition has occurred and in accordance with the accounting policy this amount has been recorded as deferred revenue. I-Link anticipates recognizing net revenue from this network service offering commencing in the second quarter, third quarter and fourth quarter of 2003.

The effect of this change is set out in the following:

For the three
months ended
March 31, 2003

$
Net loss as originally reported	(3,312)
Reduction of telecommunication services revenue	(11,627)
Reduction of provision for doubtful accounts	976
Increase in selling, general and administrative expenses	(1,322)

Net loss as restated	(15,285)

Net loss per share as originally reported	(0.19)

Net loss per share as restated	(0.75)

1

The effect on the balance sheet is as follows:

	Original	Cumulative	Restated
	March 31, 2003	Adjustment	March 31, 2003

	$	$	$
Accounts receivable	25,236	(10,352)	14,884
Deferred revenue	1,179	5,125	6,304
Shareholders’ Equity	5,268	(15,477)	(10,209)

Forward-looking information

This MD&A contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, technological change and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results and financial condition. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Definitions

The Company’s discussion of its financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are presented in the Company’s unaudited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. It is important to note that operating income (loss) is not a measure of performance under Canadian GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP or as a measure of operating performance or profitability. Operating income (loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

OVERVIEW

Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company entered the communications sector in March 2001 when it acquired a controlling interest in I-Link Incorporated (“I-Link/Acceris”). I-Link/Acceris is a supplier of voice, data and enhanced communications products and services. I-Link/Acceris operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small- to medium-sized businesses in the United States. I-Link/Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

The Company entered the real estate sector in 2002, when it completed the acquisition of five income producing properties, consisting of approximately 730,000 square feet and 13 acres of vacant land zoned for retail development in Canada.

2

CRITICAL ACCOUNTING POLICIES

The financial statements of Counsel are prepared in conformity with a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in Note 2 to the December 31, 2002 consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to Counsel as at and for the quarter ended March 31, 2003, have not differed from those presented in the MD&A for the year ended December 31, 2002.

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably determinable. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenues from billings for services rendered where collectibility is not determinable, are accounted for on the unencumbered cash method of accounting.

3

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets out the Company’s consolidated quarterly results of operations for the eight quarters ended March 31, 2003 under the basis of presentation utilized in its GAAP financial statements.

	Unaudited

	2001	2001	2001	2002	2002	2002
	Q2	Q3	Q4	Q1	Q2	Q3
	$	$	$	$	$	$

Revenue
United States
Acceris Communications Partners	5,932	20,971	22,386	22,811	20,984	19,834
Acceris Communications Solutions	—	—	—	—	—	—
Acceris Communications Technologies	1,420	1,420	1,420	1,581	888	321

	7,352	22,391	23,806	24,392	21,872	20,155
Canada
Real estate	—	—	11	75	78	1,486

	7,352	22,391	23,817	24,467	21,950	21,641
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	5,315	15,728	14,503	13,273	12,237	10,973
Income producing properties	—	—	—	—	—	502
Selling, general and administrative	7,340	11,496	22,331	12,392	9,865	10,675
Research and development	524	435	307	382	465	317
Provision for doubtful accounts	131	305	403	1,357	1,251	1,118
Depreciation and amortization	1,978	3,674	2,561	1,684	1,592	1,760

Operating loss before undernoted items	(7,936)	(9,247)	(16,288)	(4,621)	(3,460)	(3,704)
Gains and other income:
Short-term investments	2,173	26,861	5,000	26,621	879	162
Portfolio investment	—	—	64	—	—	—
Sale of subsidiary	—	—	589	—	—	—
Retirement of debt	—	—	1,093	—	—	—
Other	—	—	—	—	—	—
Impairments and other losses:
Write-down of short-term investments	(1,833)	(122)	(2)	(136)	(2,656)	(1,139)
Portfolio investments	(7,036)	(8,379)	(3,925)	—	—	(640)
Other	—	—	—	—	(64)	501
Equity losses in significantly influenced companies	(2,535)	(761)	—	—	—	—
Interest income	518	327	529	123	146	83
Interest expense	(869)	(676)	(704)	(654)	(713)	(834)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(17,518)	8,003	(13,644)	21,333	(5,868)	(5,571)
Income taxes	2,952	9,211	5,261	11,005	465	438
Non-controlling interest	(930)	(244)	(39)	—	—	—

Earnings (loss) from continuing operations	(19,540)	(964)	(18,866)	10,328	(6,333)	(6,009)
Discontinued operations:
Medical products services
Medical products operations	(1,077)	(1,838)	(1,607)	(843)	3	(799)
Pharmaceutical products operations	—	—	4,519	—	(410)	(88)
Pharmacy services operations	—	—	(1,716)	—	—	—
Communications	(4,674)	(13,275)	(4,197)	(3,099)	(4,580)	(1,463)
Long-term care operations	13	3,304	(1,043)	4	76	3

Net earnings (loss)	(25,278)	(12,773)	(22,910)	6,390	(11,244)	(8,356)

Weighted average number of common shares outstanding (in thousands)	22,906	22,903	22,858	22,411	22,312	22,131
Basic net earnings (loss) from:
Continuing operations	(0.89)	(0.08)	(0.86)	0.43	(0.32)	(0.31)
Discontinued operations	(0.24)	(0.51)	(0.18)	(0.18)	(0.20)	(0.11)

Basic net earnings (loss) per share	(1.13)	(0.59)	(1.04)	0.25	(0.52)	(0.42)

Diluted net earnings (loss) from:
Continuing operations	(0.89)	(0.08)	(0.86)	0.21	(0.32)	(0.31)
Discontinued operations	(0.24)	(0.51)	(0.18)	(0.08)	(0.20)	(0.11)

Diluted net earnings (loss) per share	(1.13)	(0.59)	(1.04)	0.13	(0.52)	(0.42)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Unaudited

	Unaudited		Three months ended

	Restated (1)	Restated (1)		Restated (1)
	2002	2003	2002	2003
	Q4	Q1	Q1	Q1
	$	$	$	$

Revenue
United States
Acceris Communications Partners	20,076	23,272	22,811	23,272
Acceris Communications Solutions	1,547	7,095	—	7,095
Acceris Communications Technologies	47	—	1,581	—

	21,670	30,367	24,392	30,367
Canada
Real estate	1,704	1,783	75	1,783

	23,374	32,150	24,467	32,150
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	14,453	25,748	13,273	25,748
Income producing properties	946	944	—	944
Selling, general and administrative	12,805	15,903	12,392	15,903
Research and development	235	—	382	—
Provision for doubtful accounts	2,273	1,175	1,357	1,175
Depreciation and amortization	2,079	2,570	1,684	2,570

Operating loss before undernoted items	(9,417)	(14,190)	(4,621)	(14,190)
Gains and other income:
Short-term investments	405	448	26,621	448
Portfolio investment	—	—	—	—
Sale of subsidiary	—	—	—	—
Retirement of debt	—	—	—	—
Other	782	—	—	—
Impairments and other losses:
Write-down of short-term investments	(80)	(98)	(136)	(98)
Portfolio investments	—	—	—	—
Other	(1,159)	—	—	—
Equity losses in significantly influenced companies	—	—	—	—
Interest income	49	38	123	38
Interest expense	(801)	(870)	(654)	(870)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(10,221)	(14,672)	21,333	(14,672)
Income taxes	(2,253)	—	11,005	—
Non-controlling interest	—	—	—	—

Earnings (loss) from continuing operations	(7,968)	(14,672)	10,328	(14,672)
Discontinued operations:
Medical products services
Medical products operations	(1,213)	211	(843)	211
Pharmaceutical products operations	(209)	(17)	—	(17)
Pharmacy services operations	(1,958)	—	—	—
Communications	(3,366)	(277)	(3,099)	(277)
Long-term care operations	(1,007)	(530)	4	(530)

Net earnings (loss)	(15,721)	(15,285)	6,390	(15,285)

Weighted average number of common shares outstanding (in thousands)	21,928	21,491	22,411	21,491
Basic net earnings (loss) from:
Continuing operations	(0.40)	(0.72)	0.43	(0.72)
Discontinued operations	(0.35)	(0.03)	(0.18)	(0.03)

Basic net earnings (loss) per share	(0.75)	(0.75)	0.25	(0.75)

Diluted net earnings (loss) from:
Continuing operations	(0.40)	(0.72)	0.21	(0.72)
Discontinued operations	(0.35)	(0.03)	(0.08)	(0.03)

Diluted net earnings (loss) per share	(0.75)	(0.75)	0.13	(0.75)

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated interim financial statements.

4

Operating losses

In the first quarter of 2003, the Company incurred an operating loss of $14,190 compared to an operating loss of $4,621 for the first quarter of 2002. Losses increased in WorldxChange Corp., a subsidiary of I Link/Acceris (“WorldxChange”) due to the change in the revenue recognition policy of a network service offering (see notes 2 and 3 of the interim financial statements). The Company’s entry, in the third quarter of 2002, into the profitable real estate segment further reduced consolidated operating losses. Offsetting these improvements was the operating loss effect of WorldxChange’s December 2002 acquisition of certain assets of RSL Com U.S.A. Inc. (“RSL”) from bankruptcy, which the Company expects to generate positive operating income in 2003.

The Company expects all three of its communication segments, defined below, to produce positive operating income in 2003. The real estate business is expected to continue to generate positive operating income throughout 2003.

The continuing communications operating segments are: Acceris Communications Partners, Acceris Communications Solutions, and Acceris Communications Technologies. Real estate and corporate segments are reported and analyzed separately. Each segment is discussed below.

Gains and other income

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. During the first quarter of 2003, the Company reduced its short-term investment portfolio and recognized a gain on the sale of securities of $448; proceeds totaled $1,126.

During the first quarter of 2002, the Company completed the liquidation of its shares of AmerisourceBergen Corp. (“Bergen”) realizing a gain of $26,573. These shares were received as partial consideration for the sale of the Company’s pharmacy services operations in January 1999.

Impairments and other losses

The Company recorded impairments on short-term investments of $98 in the first quarter of 2003 versus $136 in the first quarter of 2002.

Interest income and expense

Interest expense was $870 in the first quarter of 2003 and $654 in the first quarter of 2002. The increase in 2003 reflects the debt assumed upon entry by the Company into the real estate segment.

The convertible debentures of Counsel are a hybrid financial instrument, which contain both debt and equity elements. Under Canadian GAAP, the majority of the interest costs associated with the debentures is recorded as a charge to equity and thus, excluded from interest expense reported by the Company (See note 11 (d) to the December 31, 2002 consolidated financial statements of the Company).

Income taxes

The income tax expense for the Company was $nil in the first quarter of 2003 compared to $11,005 in first quarter of 2002. Taxes recorded in the first quarter of 2002 resulted from the gain on sale of short-term investments, principally shares of Bergen.

The Company has significant operating and capital losses available to reduce future income tax expense. A significant amount of the future income tax assets resulting from these losses has been offset by a valuation allowance due to uncertainties associated with their utilization, given the large losses incurred by the company in recent years. There is significant uncertainty as to when such liabilities will convert to cash liabilities or will be determined as no longer required by the Company.

Discontinued operations

During the first quarter of 2003, the net loss from discontinued operations of $613 included losses from the long-term care business, primarily attributable to the significant increase in the value of the Canadian dollar relative to the value of the United States dollar in the first quarter of 2003, and ongoing operating losses from the VoIP network business that was

5

sold effective May 1, 2003 to Buyers United Inc. (“BUI”). Reported losses were partially offset by a gain on the settlement of amounts relating to the sale of Company’s medical products and services business in October 2002.

Net earnings (loss)

The Company incurred a net loss in the first quarter of 2003 of $15,285 compared to net earnings of $6,390 in the first quarter of 2002. The accompanying interim financial statements have been restated from those previously issued to account for revenues from I-Link’s network service offering using an unencumbered cash method rather than the accrual method. The restatement had no effect on loss from discontinued operations or net loss per share from discontinued operations. The restatement increased the net loss from continuing operations for the first quarter ending March 31, 2003 by $11,973. In the first quarter of 2002, the Company reported a gain of $26,621 on the sale of its short-term investments, principally Bergen shares; no similar gain existed in 2003.

The Company expects to generate positive net earnings in 2003. The Company has sold, curtailed, and reorganized its unprofitable operations and has plans in place to make its December 2002 acquisition of the business of RSL self- sufficient during 2003. In 2003, the Company expects all of its operating segments to contribute operating income.

6

Segment Analysis:

The continuing operations of the Company for communications are: Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies. Real estate and corporate segments are reported and analyzed separately. The Company believes that providing the results of business segments on a rolling eight quarter basis supplemented by commentary provides meaningful information for users of the consolidated financial statements.

Acceris Communications Partners

	Unaudited

	2001	2001	2001	2002	2002
	Q2	Q3	Q4	Q1	Q2
	$	$	$	$	$

Revenue
United States	5,932	20,971	22,386	22,811	20,984

	5,932	20,971	22,386	22,811	20,984
Operating costs and expenses:
Telecommunication costs	5,315	15,728	14,503	13,273	12,237
(exclusive of depreciation shown below)
Selling, general and administrative	961	5,880	13,717	7,698	6,179
Provision for doubtful accounts	131	305	403	1,357	1,251
Depreciation and amortization	328	1,149	809	980	977

Operating income (loss)	(803)	(2,091)	(7,046)	(497)	340

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unaudited			Unaudited

				Three months ended

		Restated (1)	Restated (1)		Restated (1)
	2002	2002	2003	2002	2003
	Q3	Q4	Q1	Q1	Q1
	$	$	$	$	$

Revenue
United States	19,834	20,076	23,272	22,811	23,272

	19,834	20,076	23,272	22,811	23,272
Operating costs and expenses:
Telecommunication costs	10,973	13,262	20,920	13,273	20,920
(exclusive of depreciation shown below)
Selling, general and administrative	5,717	7,890	10,788	7,698	10,788
Provision for doubtful accounts	1,118	2,240	1,151	1,357	1,151
Depreciation and amortization	966	1,133	1,164	980	1,164

Operating income (loss)	1,060	(4,449)	(10,751)	(497)	(10,751)

(1) On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated interim financial statements.

Acceris Communications Partners’ business includes the operations of WorldxChange acquired in June 2001 and the agent and residential (“A&R”) business of RSL acquired in December 2002. Acceris Communications Partners is a facilities based telecommunications provider in the retail long distance market.

Acceris Communications Partners accounted for $23,272 of telecommunication services revenue in the first quarter of 2003 compared to $22,811 in first quarter of 2002. The increase relates to revenue from the A&R business of RSL that was acquired in December 2002. It is anticipated that Acceris Communications Partners’ telecommunication services revenue will increase in the second quarter as compared to the first quarter of 2003.

Acceris Communications Partners’ telecommunication network expense was $20,920 in the first quarter of 2003 and $13,273 in the first quarter of 2002. The increase in 2003 over 2002 relates primarily to the acquisition of the former A&R business of RSL that was acquired in December 2002. It is expected that telecommunication network expense will directly correlate with telecommunication services revenue and that the telecommunication services margin in the remainder of 2003 will remain consistent with the margin in the first quarter of 2003.

Acceris Communications Partners’ selling, general and administrative expense was $10,788 in the first quarter of 2003, up from $7,698 in the first quarter of 2002. The increase in 2003 over 2002 is primarily due to the inclusion of approximately $1,000 related to the A&R business of RSL and a decrease of approximately $1,400 in advertising costs from the first quarter of 2002, which relates to the curtailment of a direct advertising program in the first quarter of 2002, offset by an increase in personnel and commission costs related to the channel strategy change initiated in the second quarter of 2002.

Acceris Communications Partners’ provision for doubtful accounts was $1,151 in the first quarter of 2003 as compared to $1,357 in the first quarter of 2002. The increase in 2003 over 2002 primarily relates to the inclusion of $386 related to A&R business of RSL for which there was no comparable expense in first quarter of 2002. Other increases are consistent, on a percentage basis, with the increase in revenue.

Acceris Communications Solutions

7

Unaudited

	2001	2001	2001	2002	2002
	Q2	Q3	Q4	Q1	Q2
	$	$	$	$	$

Revenue
United States	—	—	—	—	—

	—	—	—	—	—
Operating costs and expenses:
Telecommunication costs	—	—	—	—	—
(exclusive of depreciation shown below)
Selling, general and administrative	—	—	—	—	—
Provision for doubtful accounts	—	—	—	—	—
Depreciation and amortization	—	—	—	—	—

Operating loss	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unaudited			Unaudited

				Three months ended

	2002	2002	2003	2002	2003
	Q3	Q4	Q1	Q1	Q1
	$	$	$	$	$

Revenue
United States	—	1,547	7,095	—	7,095

	—	1,547	7,095	—	7,095
Operating costs and expenses:
Telecommunication costs	—	1,191	4,828	—	4,828
(exclusive of depreciation shown below)
Selling, general and administrative	—	777	2,768	—	2,768
Provision for doubtful accounts	—	33	24	—	24
Depreciation and amortization	—	158	662	—	662

Operating loss	—	(612)	(1,187)	—	(1,187)

Acceris Communications Solutions is comprised of the operations of the former Enterprise business of RSL acquired in December 2002. The Enterprise business provides voice and data services to small- and medium-sized businesses.

Acceris Communications Solutions accounted for $7,095 of telecommunications services revenue in the first quarter of 2003 compared to $nil in first quarter of 2002. The Company expects to experience a steady growth in revenue in 2003 and beyond as the uncertainty caused by being in bankruptcy for two years prior to Counsel’s acquisition has been removed.

Acceris Communications Solutions accounted for $2,768 of selling, general and administrative expense in the first quarter of 2003. It is anticipated that this expense will remain fairly constant during the remainder of 2003. The provision for doubtful accounts, as a percentage of revenue, is expected to remain consistent with the first quarter of 2003.

Acceris Communications Technologies

	Unaudited

	2001	2001	2001	2002	2002
	Q2	Q3	Q4	Q1	Q2
	$	$	$	$	$

Revenue
United States	1,420	1,420	1,420	1,581	888

	1,420	1,420	1,420	1,581	888
Operating costs and expenses:
Selling, general and administrative	1,874	2,402	4,646	1,002	968
Research and development	524	435	307	382	465
Depreciation and amortization	1,243	2,111	1,437	558	559

Operating loss	(2,221)	(3,528)	(4,970)	(361)	(1,104)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unaudited			Unaudited

				Three months ended

	2002	2002	2003	2002	2003
	Q3	Q4	Q1	Q1	Q1
	$	$	$	$	$

Revenue
United States	321	47	—	1,581	—

	321	47	—	1,581	—
Operating costs and expenses:
Selling, general and administrative	942	1,350	669	1,002	669
Research and development	317	235	—	382	—
Depreciation and amortization	536	470	517	558	517

Operating loss	(1,474)	(2,008)	(1,186)	(361)	(1,186)

Acceris Communications Technologies is the technology services segment of I-Link/Acceris, which licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and Internet Protocol technologies.

Acceris Communications Technologies reported revenue of $nil in the first quarter of 2003 as compared to $1,581 in the first quarter of 2002. While the Company did enter into a licensing agreement in the first quarter of 2003, revenue from that agreement will not begin until the second quarter of 2003. Revenue in the first quarter of 2002 related to contracts completed in 2002, primarily a licensing agreement with Red Cube International AG. When examining the technology

8

licensing market it is important to appreciate that revenue continues to be project based and, as such, will vary based on the timing of technology licensing and development projects and payments.

In the first quarter of 2003, Acceris Communications Technologies’ selling, general and administrative expense was $669. It is anticipated that selling, general, administrative expense for the remainder of 2003 will increase as revenues grow.

Acceris Communications Technologies did not incur any research and development costs in the first quarter of 2003 compared to $382 in the first quarter of 2002. The maturity of the product offering and advancement of the technology does not require the business to invest in research and development at this time. However, investment in this segment may be required in the future to ensure the technology continues to meet the expanding needs of the customer base.

	Unaudited

	2001	2001	2001	2002	2002	2002	2002	2003
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	$	$	$	$	$	$	$	$

Revenue
Canada	—	—	11	75	78	1,486	1,704	1,783

	—	—	11	75	78	1,486	1,704	1,783
Operating costs and expenses:
Income producing properties	—	—	—	—	—	502	946	944
Depreciation and amortization	—	—	3	16	16	107	60	103

Operating income	—	—	8	59	62	877	698	736

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unaudited

	Three months ended

	2002	2003
	Q1	Q1
	$	$

Revenue
Canada	75	1,783

	75	1,783
Operating costs and expenses:
Income producing properties	—	944
Depreciation and amortization	16	103

Operating income	59	736

Real estate

Counsel purchased five income-producing properties in the third quarter of 2002, which were immediately accretive to operating income.

Revenue generated by the real estate business in the first quarter of 2003 was $1,783 compared to $75 in the first quarter of 2002. The increase in revenue was due to the acquisition of five income-producing properties in the third quarter of 2002. The real estate segment has generated positive operating and net income since acquisition and is self-funding. The Company anticipates acquiring additional properties during the remainder of the year. As at March 31, 2003 income-producing properties are 94% leased.

Corporate costs and expenses

	Unaudited

	2001	2001	2001	2002	2002
	Q2	Q3	Q4	Q1	Q2
	$	$	$	$	$

Revenue
Canada	—	—	—	—	—
United States	—	—	—	—	—

	—	—	—	—	—
Operating costs and expenses:
Selling, general and administrative	4,505	3,214	3,968	3,692	2,718
Depreciation and amortization	407	414	312	130	40

Operating loss	(4,912)	(3,628)	(4,280)	(3,822)	(2,758)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unaudited			Unaudited

				Three months ended

	2002	2002	2003	2002	2003
	Q3	Q4	Q1	Q1	Q1
	$	$	$	$	$

Revenue
Canada	—	—	—	—	—
United States	—	—	—	—	—

	—	—	—	—	—
Operating costs and expenses:
Selling, general and administrative	4,016	2,788	1,678	3,692	1,678
Depreciation and amortization	151	258	124	130	124

Operating loss	(4,167)	(3,046)	(1,802)	(3,822)	(1,802)

9

Head office costs amounted to $1,678, a decrease of $2,014 from $3,692 in the first quarter of 2002. The decrease is primarily due to the reduction of overhead costs from closing the Company’s New York office, the termination of the Company’s affiliation with Springwell Capital Partners and the dilution of Counsel’s ownership in Proscape Technologies Inc. to a minority position. It is anticipated that head office costs throughout 2003 will remain consistent with those incurred in the first quarter of 2003.

10

CAPITAL RESOURCES AND LIQUIDITY

Sources of funding

The Company remains financially sound with $12,609 in cash and cash equivalents and short-term investments. Management expects the Company to generate positive operating income and net earnings in 2003.

In the first quarter of 2003, cash inflows resulted from positive cash flow from operations, proceeds on the sale of short-term investments and an increase in the revolving debt facility. The Company will continue to monetize its short-term investments to provide funds to complete acquisitions in the Company’s communications and real estate platforms and for general corporate purposes.

Cash and cash equivalents and short-term investments as well as anticipated operating profits are expected to provide Counsel with adequate near term financing. In the event that some of the proposed transactions do not materialize or actual results vary materially from expected results, Counsel would seek additional funding from capital or debt markets or through the sale of other assets. There is no certainty that management will be able to raise debt and/or equity on acceptable terms.

Uses of funding

In the first quarter of 2003, significant cash outflows include the purchase of common shares for cancellation under the Company’s normal course issuer bid, the purchase of capital equipment, primarily in communications, and scheduled debt payments. Going forward, it is anticipated that the communications and real estate businesses will be self-funding from an operating perspective.

Excluding the convertible debentures (described below), substantially all debt is directly attributable to the funding of operating segments and the cost of this debt is expected to be funded by operating cash flows.

Convertible debentures

The Company has convertible debentures, which are publicly traded (TSX: CXS.DB.U), have an outstanding face value of $42,552 as at March 31, 2003, and mature on October 31, 2003.

Management is considering a number of options available to the Company relating to the convertible debentures other than repayment in cash at maturity. In addition to its right to repay the debentures with common stock, these options include arranging an extension of the term of the debentures, issuing other debt to replace the debentures and settling the obligation with a combination of cash, debt and/or common shares. While management believes it can deal with the Company’s maturing debentures without issuing a significant number of common shares at what management believes is currently a low price for the common shares resulting from current market conditions and the Company’s financial performance, there is no certainty that this will occur.

The fair value of the debentures as at March 31, 2003 was $29,829 (December 31, 2002 — $27,882). As a result of the cancellation of convertible debentures purchased pursuant to a normal course issuer bid, the outstanding face amount as at March 31, 2003 was $42,552 (December 31, 2002 — $42,561).

Property, plant and equipment

Investment in property, plant and equipment for the quarter ended March 31, 2003 was $676 (2002 — $476). The Company expects to invest approximately $3,400 in property, plant and equipment in 2003. Funding for these investments is expected to be generated from operating cash flow and existing reserves and facilities.

Normal course issuer bids

The Company renewed its normal course issuer bids for its common shares and convertible debentures on December 12, 2002. During the first quarter of 2003 the Company acquired 494,500 common shares for cancellation for $1,035 (2002 — 179,800 shares for $336) of and retired $9 of convertible debentures for $7 (2002 — $nil).

11

COUNSEL CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Restated (1)	Restated (1)
	March 31,	December 31,
	2003	2002
	$	$

	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	10,314	9,004
Short-term investments	2,295	3,071
Accounts receivable (net of allowance for doubtful accounts of $2,532; 2002- $2,784) (note 2)	14,884	17,357
Income taxes recoverable	1,264	3,329
Future income tax assets	266	274
Prepaid expenses and deposits	3,701	4,629
Assets of discontinued operations (note 5)	2,562	2,239

	35,286	39,903
Long-term assets
Income producing properties	37,441	34,919
Properties under development	3,354	3,063
Loans receivable	6,150	6,573
Deposits	3,188	2,262
Portfolio investments	4,420	4,420
Property, plant and equipment, net	11,471	12,657
Intangible assets, net	8,576	9,318
Assets of discontinued operations (note 5)	21,957	21,598

	131,843	134,713

Liabilities
Current liabilities
Accounts payable	5,695	7,725
Accrued liabilities (note 2)	25,384	20,892
Deferred revenue (note 2)	6,304	958
Revolving credit facility	11,791	9,086
Current portion of mortgages and loans payable	3,813	3,630
Current portion of capital leases	2,753	2,714
Convertible debentures payable	2,526	2,515
Liabilities of discontinued operations (note 5)	6,959	7,269

	65,225	54,789
Long-term liabilities
Mortgages and loans payable	23,840	22,528
Capital leases	3,488	4,146
Future income tax liabilities	36,475	36,550
Liabilities of discontinued operations (note 5)	13,024	11,816

	142,052	129,829
Commitments, contingencies, guarantees and concentrations (note 8)
Shareholders’ Equity/(deficit) (note 2)	(10,209)	4,884

	131,843	134,713

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

12

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)
For the period ended March 31
(In thousands of U.S. dollars)
(Unaudited)

				Equity
	Capital Stock			component	Foreign	Restated (1)	Restated (1)
				of convertible	currency	Retained	Total
	No. of common		Contributed	debentures	translation	earnings	Shareholders’
	shares	Amount	surplus	payable	adjustment	(Deficit)	Equity/(Deficit)
	(In 000’s)	$	$	$	$	$	$

Balance - December 31, 2001	22,493	102,852	8,883	41,883	—	(117,084)	36,494
Adjustment related to the adoption of new accounting pronouncement	—	—	—	—	—	(1,000)	(1,000)

Restated Balance - December 31, 2001	22,493	102,852	8,883	41,833	—	(118,074)	35,494
Common shares purchased for cancellation	(179)	(822)	486	—	—	—	(336)
Accretion of equity component of debentures payable	—	—	—	757	—	(757)	—
Net earnings	—	—	—	—	—	6,390	6,390

Balance - March 31, 2002	22,314	102,030	9,369	42,590	—	(112,441)	41,548
Common shares purchased for cancellation	(569)	(2,596)	1,400	—	—	—	(1,196)
Accretion of equity component of debentures payable	—	—	—	2,272	—	(2,272)	—
Gain on retirement of debentures payable net of income taxes of $15	—	—	63	(210)	—	—	(147)
Net loss	—	—	—	—	—	(31,817)	(31,817)

Balance - December 31, 2002	21,745	99,434	10,832	44,652	—	(146,530)	8,388
Adjustment related to the adoption of unencumbered cash basis of accounting (note 2)	—	—	—	—	—	(3,504)	(3,504)

Restated balance - December 31, 2002	21,745	99,434	10,832	44,652	—	(150,034)	4,884
Common shares purchased for cancellation	(494)	(2,262)	1,227	—	—	—	(1,035)
Accretion of equity component of debentures payable	—	—	—	802	—	(802)	—
Foreign currency translation adjustment	—	—	—	—	1,234	—	1,234
Gain on retirement of debentures payable net of income taxes of $nil	—	—	3	(10)	—	—	(7)
Net loss - restated	—	—	—	—	—	(15,285)	(15,285)

Restated balance - March 31, 2003	21,251	97,172	12,062	45,444	1,234	(166,121)	(10,209)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for as telecommunications network service offering. See note 2 to these restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

13

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share amounts) (Unaudited)

	Three months ended March 31,

	Restated (1) 2003	2002
	$	$
Revenues
Telecommunication services	30,367	22,811
Communication technology licensing	—	1,581
Income producing properties	1,783	75

	32,150	24,467

Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	25,748	13,273
Income producing properties	944	—
Selling, general and administrative	15,903	12,392
Research and development	—	382
Provision for doubtful accounts	1,175	1,357
Depreciation and amortization	2,570	1,684

	46,340	29,088

Operating loss before undernoted items	(14,190)	(4,621)
Gain on sale of short-term investments	448	26,621
Write-down of short-term investments	(98)	(136)
Interest income	38	123
Interest expense	(870)	(654)

Earnings (loss) before income taxes and discontinued operations	(14,672)	21,333
Provision for income taxes	—	(11,005)

Income (loss) from continuing operations	(14,672)	10,328
Loss from discontinued operations (note 5)	(613)	(3,938)

Net earnings (loss)	(15,285)	6,390

Basic net earnings (loss) per share (note 7):
Continuing operations	(0.72)	0.43
Discontinued operations	(0.03)	(0.18)

Basic net earnings (loss) per share	(0.75)	0.25

Diluted net earnings (loss) per share (note 7):
Continuing operations	(0.72)	0.21
Discontinued operations	(0.03)	(0.08)

Diluted net earnings (loss) per share	(0.75)	0.13

Weighted average number of common shares outstanding (in thousands):
Basic	21,491	22,411
Diluted	21,491	46,404

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

14

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars) (Unaudited)

	Three months ended March 31,

	Restated (1) 2003	2002
	$	$

Cash provided by (used in)
Operating activities
Earnings (loss) from continuing operations	(14,672)	10,328
Non-cash items
Future income taxes	—	10,532
Depreciation of property, plant and equipment	1,828	724
Amortization of intangible assets	742	960
Gain on sale of short-term investments	(448)	(26,621)
Write-down of short-term investments	98	136
Dilution loss	—	444
Accretion of liability component of debentures payable	11	73
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	2,933	2,715
Decrease in income taxes recoverable	2,065	419
(Increase) decrease in loans receivable, prepaid expenses and deposits	325	(3,527)
Increase (decrease) in accounts payable and accrued liabilities	2,482	(5,443)
Increase (decrease) in deferred revenue	5,346	(1,180)

Cash provided from (used in) continuing operations	710	(10,440)
Cash used in discontinued operations	(307)	(5,765)

	403	(16,205)

Investing activities
Purchase of portfolio investments	—	(500)
Purchase of property, plant and equipment	(676)	(476)
Investment in property under development	(61)	—
Proceeds on sale of short-term investments	1,126	31,123
Proceeds on sale of property, plant and equipment	160	—
Discontinued operations	75	4,535

	624	34,682

Financing activities	2,705	471
Repayment of mortgages and loans payable	(156)	—
Capital lease repayments	(619)	(632)
Common shares purchased for cancellation	(1,035)	(336)
Retirement of debentures payable	(7)	—
Discontinued operations	(397)	(1)

	491	(498)

Increase in cash and cash equivalents	1,518	17,979
Cash and cash equivalents - beginning of period	10,050	25,357

Cash and cash equivalents - end of period	11,568	43,336
Less: cash and cash equivalents - discontinued operations	1,254	1,676

Cash and cash equivalents - continuing operations	10,314	41,660

Supplementary information
Cash paid (received) during the period:
Interest	948	554
Income tax	(2,065)	65

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

15

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

1.     Description of the business

Counsel Corporation (the “Company” or “Counsel”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company engages in the communications sector through its investment in I-Link Incorporated (“I-Link/Acceris”). I-Link/Acceris is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries, I-Link/Acceris operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small- to medium-sized businesses in the United States. I-Link/Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada.

To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. During 2002, the Company adopted formal plans of disposal for its medical products business segment, long-term care business segment and communications network segment (see note 5).

2.     Restatement

The consolidated financial statements as at December 31, 2002 and for the quarter ended March 31, 2003 have been restated from those previously issued to reflect a change in the method of accounting for revenues from a network service offering provided by Acceris Communications Partners, a dividision of I-Link/Acceris (“I-Link/Acceris”). The restatement had no effect on loss from discontinued operations, net loss per share from discontinued operations or cash flow from operations that was previously recorded. The effect of this change is to increase in the Company’s net loss by $3,504 and $11,973 or $0.16 and $0.56 per share for the fourth quarter of 2002 and the first quarter of 2003 respectively.

In November 2002, I-Link/Acceris began to offer a network service offering. It ceased offering this network service offering on July 23, 2003. I-Link/Acceris initially recorded the revenue and expenses related to this service on the accrual method of accounting. In the second quarter of 2003, I-Link/Acceris determined that the collectiblity of the amounts billed to customers for this service was not reasonably determinable at the time of billing. Accordingly, I-Link/Acceris has changed its method of accounting for revenues from this network service offering from the accrual method to recognition of revenue when actual cash collections to be retained by it are finalized. Under it’s agreement with the local exchange carriers, cash collections remitted to I-Link/Acceris are subject to adjustment. Associated with the change in the revenue recognition, related commissions (including in selling, general and administrative expense) and related estimated bad debt expenses based upon recognition of revenue have been reversed. All other direct expenses such as telecommunications network expenses are expensed as incurred. Commission expense will be recognized when amounts owing can be reasonably estimated.

16

The following sets forth the effect of the restatement on the net loss and net loss per share for the quarter ended March 31, 2003:

For the three
months ended
March 31, 2003

$
Net loss as originally reported	(3,312)
Reduction of telecommunication services revenue	(11,627)
Reduction of provision for doubtful accounts	976
Increase in selling, general and administrative expenses	(1,322)

Net loss as restated	(15,285)

Net loss per share as originally reported	(0.19)

Net loss per share as restated	(0.75)

The effect on the balance sheet is as follows:

	Original	Cumulative	Restated
	March 31, 2003	Adjustment	March 31, 2003

	$	$	$
Accounts receivable	25,236	(10,352)	14,884
Deferred revenue	1,179	5,125	6,304
Shareholders’ Equity	5,268	(15,477)	(10,209)

3.     Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in U.S. dollars. These interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements, as at December 31, 2002, and the notes thereto. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements conform in all material respects to the requirements of Canadian GAAP for interim financial statements and, accordingly, do not contain all of the note disclosures found in the annual financial statements. The interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

These consolidated financial statements include the accounts of the Company and all companies which it controls. The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at March 31, 2003 and December 31, 2002, are as follows:

	March 31,	December 31,
	2003	2002

	%	%
Counsel Corporation (US)	100	100
Counsel Communications LLC (i)	100	88.4
I-Link/Acceris (i)	68.1	60.2

17

(i)	On January 2, 2003, the Company acquired the minority interest of Counsel Communications LLC, which owns all of the Company’s shares of I-Link/Acceris. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in I-Link/Acceris increased to 100% and 68.1% respectively.

Intercompany balances and transactions are eliminated on consolidation.

Revenue Recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably determinable. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenue from billings for services rendered where collectibility is not determinable, are recognized when the final cash collections to be retained by the Company are finalized.

4.     Stock-based compensation plans

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plans. Options are granted with an exercise price that is equal to the market value of the underlying stock at the date of grant and accordingly, no compensation expense has been recognized.

As the Company has elected to use the intrinsic value based method, the following disclosures are required to give pro forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	For the three months ended
	March 31,

	Restated (1) 2003	2002
	$	$

Net earnings (loss), as reported	(15,285)	6,390
Pro forma adjustments	(255)	(642)

Pro forma net earnings (loss) for the period	(15,540)	5,748

Pro forma basic net earnings (loss) per share	(0.76)	0.22

Pro forma diluted net earnings (loss) per share	(0.76)	0.11

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated interim financial statements.

For purposes of these pro forma disclosures, the fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2002, respectively: risk-free interest rate of 5.0%; expected dividend yield of nil%; expected life of six years; and expected volatility of 60.0% and 65.5%. The pro forma disclosures include the effects of options issued by I-Link/Acceris.

The Black-Scholes model requires highly subjective assumptions, including volatility and the expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

The Company plans to grant additional stock options each year and as a result, the above pro forma amounts are not likely to be representative of the effects on reported earnings for future years.

18

5.     Discontinued operations

The Company has a number of discontinued operations, some of which have been sold while others are subject to formal plans of disposal.

Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

Medical products and services (“MPS”) represents the discontinued medical products operations, pharmaceutical products operations and pharmacy services operations.

A summary of the carrying value of the assets and liabilities for discontinued operations as at March 31, 2003, and December 31, 2002 is as follows:

				March 31,	December 31,
				2003	2002
			Long—term
	MPS	Communications	care	Total	Total
	$	$	$	$	$

Assets
CURRENT
Cash and cash equivalents	26	—	1,228	1,254	1,046
Accounts receivable	281	—	459	740	543
Other assets	157	—	411	568	650

	464	—	2,098	2,562	2,239

LONG-TERM
Mortgage receivable	—	—	1,643	1,643	1,528
Property, plant and equipment, net	32	1,280	18,448	19,760	19,554
Telecommunications technology	—	270	—	270	270
Goodwill, net	—	—	284	284	246

	32	1,550	20,375	21,957	21,598

	496	1,550	22,473	24,519	23,837

Liabilities
CURRENT
Accounts payable and accrued liabilities	513	—	6,446	6,959	6,512
Deferred revenue	—	—	—	—	576
Mortgages and loans payable	—	—	—	—	181

	513	—	6,446	6,959	7,269

LONG-TERM
Deferred revenue	—	—	466	466	115
Mortgages and loans payable	—	—	12,558	12,558	11,540
Non—controlling interest	—	—	—	—	161

	—	—	13,024	13,024	11,816

	513	—	19,470	19,983	19,085

19

The composition of earnings (loss) from discontinued operations is as follows:

	For the three months ended March 31, 2003

				Total
			Long-term	discontinued
	MPS	Communications	care	operations
	$	$	$	$

Revenue	—	1,595	8,568	10,163

Earnings (loss) before income taxes	194	(277)	(504)	(587)
Income taxes	—	—	26	26
Non-controlling interest	—	—	—	—

Net earnings (loss)	194	(277)	(530)	(613)

	For the three months ended March 31, 2002

				Total
			Long-term	discontinued
	MPS	Communications	care	operations
	$	$	$	$

Revenue	1,062	2,156	7,713	10,931

Earnings (loss) before income taxes	(932)	(3,099)	4	(4,027)
Income taxes	—	—	—	—
Non-controlling interest	89	—	—	89

Net earnings (loss)	(843)	(3,099)	4	(3,938)

6.     Segmented information

The Company currently operates in two sectors, communications and real estate.

The communications sector consists of the Company’s subsidiary, I-Link/Acceris. I-Link/Acceris operates in three reportable segments, Acceris Partners, Acceris Solutions and Acceris Technologies:

•	Acceris Partners includes the operations of WorldxChange (which was formerly reported as the dial-around segment), acquired in June 2001, and the agent and residential business of RSL, which was acquired in December 2002. This segment offers dial-around and 1+ telecommunications products.

•	Acceris Solutions is the Enterprise business of RSL, which was acquired in December 2002. This segment offers voice and data solutions to enterprise customers.

•	Acceris Technologies is the technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. The Company licenses certain developed technology to third party users.

The real estate segment, which commenced operations in the third quarter of 2001, is comprised of the Company’s investment in six income producing properties in Canada, five of which were purchased in 2002.

Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income (loss), which is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. The accounting policies for the segments are the same as those described in note 2 to the December 31, 2002 consolidated financial statements.

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	For the three months ended March 31, 2003

	Restated (1)					Restated (1)
	Partners	Solutions	Technologies	Estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	—	—	—	1,783	—	1,783
United States	23,272	7,095	—	—	—	30,367

	23,272	7,095	—	1,783	—	32,150
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	20,920	4,828	—	—	—	25,748
Income producing properties	—	—	—	944	—	944
Selling, general and administrative	10,788	2,768	669	—	1,678	15,903
Provision for doubtful accounts	1,151	24	—	—	—	1,175
Depreciation and amortization	1,164	662	517	103	124	2,570

Operating income (loss) before undernoted items	(10,751)	(1,187)	(1,186)	736	(1,802)	(14,190)
Gain on sale of short-term investments	—	—	—	—	448	448
Write-down of short-term investments	—	—	—	—	(98)	(98)
Interest income	2	—	—	—	36	38
Interest expense	(299)	—	(147)	(341)	(83)	(870)

Segment earnings (loss)	(11,048)	(1,187)	(1,333)	395	(1,499)	(14,672)

Segment assets as of March 31
Canada	—	—	—	42,027	9,849	51,876
United States	25,174	6,842	11,221	—	12,211	55,448

	25,174	6,842	11,221	42,027	22,060	107,324

Capital expenditures	(640)	—	—	(20)	(16)	(676)
Other significant non-cash items:
Amortization of deferred revenue	—	(958)	—	—	—	(958)
Accretion of liability component of debentures payable	—	—	—	—	11	11

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated interim financial statements.

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	For the three months ended March 31, 2002

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	Estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	—	—	—	75	—	75
United States	22,811	—	1,581	—	—	24,392

	22,811	—	1,581	75	—	24,467
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	13,273	—	—	—	—	13,273
Selling, general and administrative	7,698	—	1,002	—	3,692	12,392
Research and development	—	—	382	—	—	382
Provision for doubtful accounts	1,357	—	—	—	—	1,357
Depreciation and amortization	980	—	558	16	130	1,684

Operating income (loss) before undernoted items	(497)	—	(361)	59	(3,822)	(4,621)
Gain on sale of short-term investments	—	—	—	—	26,621	26,621
Write-down of short-term investments	—	—	—	—	(136)	(136)
Interest income	—	—	9	—	114	123
Interest expense	(391)	—	(152)	(16)	(95)	(654)

Segment earnings (loss)	(888)	—	(504)	43	22,682	21,333

Segment assets as of March 31
Canada	—	—	—	2,431	16,939	19,370
United States	30,549	—	15,758	—	46,148	92,455

	30,549	—	15,758	2,431	63,087	111,825

Capital expenditures	(468)	—	—	—	(8)	(476)
Other significant non-cash items:
Amortization of deferred revenue	—	—	(1,180)	—	—	(1,180)
Future income taxes	—	—	—	—	10,532	10,532
Accretion of liability component of debentures payable	—	—	—	—	73	73

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7.     Additional earnings (loss) per share disclosures

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net earnings (loss) per share:

	Three months ended March 31,

	Restated (1) 2003	2002
	$	$

Basic net earnings (loss) per share:
Numerator:
Earnings (loss) from continuing operations	(14,672)	10,328
Accretion of equity component of debenture payable	(802)	(757)

Earnings (loss) available to common shareholders - continuing operations	(15,474)	9,571

Loss from discontinued operations	(613)	(3,938)

Denominator:
Weighted average common shares outstanding (000’s)	21,491	22,411

Basic earnings (loss) per share from continuing operations	(0.72)	0.43
Basic loss per share from discontinued operations	(0.03)	(0.18)

Basic net earnings (loss) per share	(0.75)	0.25

Diluted net earnings (loss) per share:
Weighted average common shares outstanding (000’s)	21,491	46,404

Diluted earnings (loss) per share from continuing operations	(0.72)	0.21
Diluted loss per share from discontinued operations	(0.03)	(0.08)

Diluted net earnings (loss) per share	(0.75)	0.13

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated interim financial statements.

For the quarter ended March 31, 2003, the Company excluded potential common share equivalents, incremental shares from stock options and shares issuable upon conversion of convertible debentures, from the loss per share calculation, as they were anti-dilutive.

8.     Commitments, contingencies, guarantees and concentrations

The Company utilizes the services of certain Local Exchange Carriers (“LECs”) to bill and collect from customers for substantially all of its revenues. If the LECs were to refuse to provide such services in the future, the Company would be required to significantly enhance its billing and collection capabilities in a short amount of time and its collection experience could be adversely affected during this transition period. If the LECs were unable to remit payments received from their customers relating to I-Link billings, the Company’s operations and cash position could be adversely affected.

The Company depends on certain large telecommunications carriers to provide network services for significant portions of the Company’s telecommunications traffic. If these carriers were to refuse to provide such services in the future, the Company’s ability to provide services to its customers would be adversely affected and the Company might not be able to obtain similar services from alternative carriers on a timely basis.

The Company has guaranteed the repayment of certain mortgages amounting to $33,506. Seven of these mortgages,

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amounting to $25,678, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continued to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages, and accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company’s guarantee for these mortgages expires in 2004. The Company believes that the value of the facilities, which have been provided as collateral for the guarantees, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $7,828 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continued to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The Company’s guarantee for this mortgage expires in 2015. The limited partnership is in compliance with the terms of the mortgage, and accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under this guarantee.

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